Filed Pursuant to Rule 424(b)(3)

Reg. No. 333-114999

PROSPECTUS

[NOTIFY LOGO]

NOTIFY TECHNOLOGY CORPORATION

Up to 13,269,600 Shares of Common Stock

Offered by Selling Shareholders

This prospectus relates to up to 13,269,600 shares of our common stock which may be sold from time to time by the selling shareholders named herein, or their transferees, pledgees, donees or successors. These shares consist of:

•	4,610,000 shares that are currently issuable upon conversion of our Series A preferred stock (plus up to an additional 4,610,000 shares that would be issuable upon a conversion of Series A preferred stock into common stock at a conversion price of $0.50 per share in connection with certain rights to redeem Series A preferred stock for common stock as described herein);

•	1,871,651 shares that are issuable upon exercise of outstanding warrants;

•	926,780 shares that are issuable upon conversion of our Series A preferred stock that underlies outstanding options (plus up to an additional 926,780 shares that would be issuable upon a conversion of such Series A preferred stock at a conversion price of $0.50 per share pursuant to the redemption rights described herein); and

•	324,389 shares that are issuable upon exercise of warrants that underlie outstanding options.

The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. Selling shareholders may sell shares under this prospectus at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

We will not receive any of the proceeds from the sale of these shares.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “NTFY.” On April 28, 2004, the last trading day prior to the filing of this registration statement, the closing sale price of our common stock on the OTC Bulletin Board was $0.34.

We are a California corporation incorporated in August 1994. Our principal executive offices are located at 1054 S. DeAnza Blvd., San Jose, California, and our telephone number is (408) 777-7920.

BEFORE PURCHASING ANY OF THE COMMON STOCK COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 5. INVESTING IN OUR COMMON STOCK IS SPECULATIVE, AND YOU COULD LOSE ALL YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 12, 2004

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC. If the SEC declares the registration statement effective, the selling stockholders named beginning on page 46 may sell up to 13,269,600 shares of our common stock. We will update this prospectus from time to include new information about Notify, and we will file supplements to the prospectus with the SEC. You should carefully read this prospectus, any prospectus supplement, and the information we from time to file with SEC as described under the caption “Where You Can Find Additional Information.” In this prospectus, “Notify Technology,” “Notify,” “we,” “us,” and “our” refer to Notify Technology Corporation, unless the context otherwise requires.

You should rely only on the information provided in this prospectus or included in any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in any prospectus supplement we may file constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events concerning our business and to our future revenues, operating results, and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus or any prospectus supplement are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. These risks include recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless technologies, market and customer acceptance of our wireless product offerings, and our financial condition and potential need for additional capital. The section of this prospectus captioned “Risk Factors,” beginning on page 5, provides a more detailed summary of the various risks that could cause our actual results or future financial condition to differ materially from forward-looking statements made in this prospectus. The factors discussed in this section are not intended to represent a complete list of all the factors that could adversely affect our business, revenues, operating results, or financial condition. Other factors that we have not considered may also have an adverse effect on our business, revenues, operating results, or financial condition, and the factors we have identified could affect us to a greater extent than we currently anticipate. Before making any investment in our securities, we encourage you to carefully read the information contained under the caption “Risk Factors,” as well the other information contained in this prospectus and any prospectus supplement we may file.

NotifyLink is a registered trademark of Notify. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under “Risk Factors,” beginning on page 5. An investment in our securities presents substantial risks, and you could lose all or substantially all of your investment.

Notify Technology Corporation

We are an innovative communications application service provider of wireline and wireless messaging services and a supplier of innovative call and message notification products and services. Although in recent fiscal years, the majority of our success has come in the wireline market, we are working to grow our business in the 2way wireless market as well. Our objective is to become a leading supplier of mobile wireless e-mail personal information management (e.g., contacts, calendars, tasks) notification, access and management across a variety of 2way devices and 2way networks.

Our wireline family of products, Visual Got Mail Solution, integrates caller-id, call waiting caller-id and voicemail notification into one customer premise equipment (CPE) device that can fit in the palm of your hand. This product line is designed to be offered by telephone companies as a service option for their customers.

Substantially all of our revenue in recent fiscal years has been generated by the sale of Visual Got Mail Solution to one long distance telephone customer that has entered the local telephone market. We generate revenue from the sale of equipment associated with this product line and the provision of ongoing voice mail notification services to users of our long distance telephone customer. We expect our revenues from sales of Visual Got Mail Solution to be substantially less in 2004 than in previous periods because our long distance telephone company customer switched in 2003 from a “give-away” program of our product to customers to a new program that requires the customer to subscribe and pay for the product.

Our 2way wireless family of products, NotifyLink Enterprise, provides a centralized management solution for both small and large businesses with many mobile users desiring e-mail and personal information management (PIM) access and management, including over-the-air calendar updating on many devices. NotifyLink Enterprise can be deployed on many 2way devices manufactured by a number of companies and is designed for businesses using either Novell Groupwise or Microsoft Exchange Systems.

We have not yet been able to sell our NotifyLink Enterprise product line in the volume that we expect and therefore this product has not provided a substantial amount of our revenue. We hope that recent increased sales activity means this product is experiencing increased acceptance in the wireless market, but we cannot be sure as to whether this trend will continue.

We sell our products through OEM relationships with 2way wireless service providers, 2way wireless device manufacturers, telephone companies and telephone equipment distributors. We have a limited number of customers, but we are working on expanding our customer base through development of our inside sales force and referrals that we receive from 2way wireless carriers and device manufacturers. We cannot predict whether we will be successful in developing these distribution channels.

We have incurred net losses since our inception and may incur net losses and negative cash flow for at least the next two or three years. Our ability to fund our recurring losses from operations depends upon the continuation of our Visual Got Mail Solution Program, our success with our wireless e-mail notification and wireless e-mail notification market solutions, and/or raising other sources of financing.

Our corporate information

We were incorporated in California in August 1994. Our principal executive offices are located at 1054 S. DeAnza Blvd., Suite 105, San Jose, California 95129. Our telephone number at that location is (408) 777-7920, and our website address is www.notifycorp.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	Up to 13,269,600 shares
Common stock outstanding on January 31, 2004	4,599,808 shares(1)
Common stock outstanding assuming preferred conversion	9,209,808 shares(2)
Over-the-Counter Bulletin Board symbol	NTFY

SUMMARY FINANCIAL INFORMATION

	Fiscal Year Ended September 30,		Three-Month Periods Ended December 31,
	2002	2003	2002	2003
			(Unaudited)
Statement of Operations Data:
Total revenue	$3,481,920	$8,340,750	$2,262,474	$801,749
Total cost of revenue	1,867,549	6,353,819	1,600,701	256,038
Gross profit	1,614,371	1,986,931	661,773	545,711
Total operating expenses	3,392,837	2,940,576	722,740	671,002
Loss from operations	(1,778,466)	(953,645)	(60,967)	(125,291)
Net loss	$(1,741,752)	$(1,100,475)	$(98,536)	$(134,177)
Net loss per share (3)	$(0.41)	$(0.24)	$(0.02)	$(0.03)

	September 30, 2003	December 31, 2003
		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$556,805	$1,136,255
Working capital	$179,750	$70,567
Total assets	$1,870,306	$1,693,633
Total current liabilities	$1,443,388	$1,404,454
Total stockholders’ equity	$395,723	$261,546

(1)	Based on shares outstanding as of January 31, 2004. Excludes, as of January 31, 2004, options to purchase 3,333,667 shares of common stock outstanding under our 1997 Stock Option Plan; 295,995 shares reserved and available for issuance under the 1997 Stock Plan; 4,610,000 shares of common stock issuable upon conversion of 461,000 outstanding shares of Series A preferred stock at a currently applicable conversion ratio of 10 shares of common stock for each outstanding share of preferred stock; 2,062,005 shares of common stock issuable upon exercise of outstanding warrants to acquire common stock; 324,389 shares of common stock issuable upon exercise of warrants to acquire common stock that are issuable upon exercise of outstanding options; and 926,780 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of outstanding options to acquire 92,678 shares of Series A preferred stock.
(2)	Assumes conversion into common stock of all outstanding Series A preferred stock at the conversion ratio identified in (1) above.
(3)	The weighted-average number of shares of common stock used in the net loss per share calculation was reduced by 1,233,870 shares of common stock placed in escrow in connection with our initial public offering. These shares were cancelled and extinguished as of December 31, 2003 based on Notify’s failure to achieve the financial milestones established when the shares were placed in escrow. Options to purchase 3,333,667 and 2,140,952 shares of common stock and warrants to purchase 2,062,005 and 6,134,401 shares of common stock were outstanding at December 31, 2003 and 2002, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

RISK FACTORS

Investing in our common stock entails substantial risk, including the potential loss of your entire investment. You should carefully consider the following factors as well as other information contained in this prospectus and any prospectus supplement before deciding to invest in our common stock.

Most of our revenue is derived from the sale of a single solution to a single customer, which has recently changed its marketing program relating to the product.

Revenue from our Visual Got Mail Solution accounted for 79% and 83% of total revenue for the three-month periods ending December 31, 2003 and 2002, respectively, and 95% and 83% for the years ended September 30, 2003 and 2002, respectively. Also, the sale of our Visual Got Mail Solution was to a single long distance telephone company providing local telephone services. As we cannot assume that the sales from our NotifyLink services will increase significantly in the near term and our single customer for the Visual Got Mail Solution has recently reduced their program, we expect our revenue for at least the next two quarters and possibly longer will be largely dependent on the level of the reduced sales volume of the Visual Got Mail Solution and the associated monthly fees. Although as of December 31, 2003, we had a backlog of approximately $2,200,000 in orders from this customer, there can be no assurance that we will receive additional orders from this customer, and we expect that sales to this customer for fiscal 2004 will be substantially less than in fiscal 2003.

In June 2003, our customer implemented a program change in which they terminated a “give-away” to every new voice mail customer of the CPE portion of the Visual Got Mail Solution and began instead to sell the CPE to new customers. This change in our customer’s program strategy resulted in a drop in sales volume of the Visual Got Mail Solution. We have experienced a substantial drop in CPE shipments as a result. In addition, a significant portion of our revenue in the three-months ended December 31, 2003 and the year ended September 30, 2003 was related to Visual Got Mail Solution fulfillment and subscription services. If this customer continues to sell the CPE to its customers at the lower rate, our revenue, operating profit, and financial condition will continue to be materially and adversely affected. In addition, this customer could at any time decide to decrease its sales efforts with respect to local telephone service, cease to promote or provide voice mail services or use an alternative to our Visual Got Mail Solution. In such an event, we would have no alternative distribution channel for our Visual Got Mail Solution and our revenue, operating results, and financial condition would be materially and adversely affected.

Because of our financial condition and our business plans, our financial statements disclose that there is substantial doubt as to our ability to continue as a going concern. Accordingly our business has a high risk of failure, and you could lose all your investment.

Due to our present financial condition and the risks associated with our business plans, there is substantial doubt as to our ability to continue as a going concern. We are currently researching and developing new products and enhancements to existing products. We are investing substantial resources in the development of our wireless product, NotifyLink. To date, our NotifyLink product line has only started to contribute to our revenues, and the contribution to date has been modest. Our Visual Got Mail Solution sales are highly concentrated in one customer, which has recently changed its program in a manner that we anticipate will have an adverse effect on our revenues related to CPE sales. The success of our business operations will depend on the success of our sales and development efforts for NotifyLink and on our ability to obtain further financing until such time, if ever, as there is favorable market acceptance for our new wireless software products. It is not possible for us to predict with assurance the outcome of these matters. If we are unable to achieve profitable operations from our new software wireless products or obtain further financing as required, then our business will fail.

We have a limited operating history and a history of losses, and there is no assurance of future profitability.

We commenced operations in August 1994 and through January 1996 were engaged primarily in research and development. We made a decision in January 2000 to develop and sell software applications for the 2way wireless data market. In addition, we have recently refocused our business and product strategy to emphasize our wireless software product line and to devote less resources to our wireline products. Accordingly, we have a limited operating history, particularly with respect to our wireless products and strategies, and we face all of the risks and uncertainties encountered by early-stage companies. For the fiscal years ended September 30, 2003, 2002, 2001, 2000, 1999, and 1998, we incurred net losses of $1.1 million, $1.7 million, $6.8 million, $3.5 million, $3.1 million, and $2.6 million, respectively. We incurred a net loss of $134,177 for the three-month period ended December 31, 2003. As of December 31, 2003, we had an accumulated deficit of $22,554,504 and working capital of only $70,567. We anticipate having a negative cash flow from operating activities in future quarters and years. We also expect to incur further operating losses in future quarters and years until such time, if ever, as there is a substantial increase in orders for our products and product sales generating sufficient revenue to fund our continuing operations. There can be no assurance that sales of our products will ever generate significant revenue, that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period.

Exercise of redemption rights by our preferred shareholders would have a material adverse effect on our financial condition as well as our business and operations.

Holders of our outstanding Series A preferred stock have the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price is $10.00 plus any accrued dividends. The holders of Series A preferred stock have the option to receive the redemption price in cash or in shares of our common stock, but we are not obligated to pay the redemption price in cash unless our board of directors unanimously approves such payment in cash. If all holders of outstanding Series A preferred stock as of December 31, 2003 elected to redeem, the aggregate redemption price would total $4,610,000. If we fail to pay the entire redemption price for a cash redemption that is unanimously approved by our board of directors, the redemption price will be increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we fail to make such payment, subject to certain periods during which we can cure our default.

If the holders of Series A preferred stock choose to receive the redemption price in shares of common stock, each holder of Series A preferred stock requesting redemption will receive that number of shares of common stock equal to (x) the aggregate redemption price owed to him divided by (y) the redemption conversion price, which is the greater of (i) the average closing bid price for a defined period of twenty (20) trading days and (ii) $0.50 per share. We may pay the redemption price in shares of our common stock only if the shares of common stock are registered for resale under the Securities Act of 1933 pursuant to an effective registration statement or may be sold without any volume or similar restriction and/or limitation under Rule 144 pursuant to Rule 144(k) of the Securities Act. If the shares of common stock do not meet this condition, the redemption conversion price will automatically be reduced by five percent (5%) and the redemption price increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we are unable to satisfy the condition, subject to certain periods during which we can cure our default.

We do not currently have sufficient available cash to redeem any shares of preferred stock in cash, and we do not expect to have such funds at any time in the near future. Any redemption elections by preferred shareholders would have a material adverse effect on our business and financial condition. In the event of such elections, we would be required to pay the redemption price in the form of shares of our common stock, which would result in substantial dilution to existing common shareholders and substantial expense to Notify in order to satisfy the SEC registration obligation with respect to the issued shares. In addition, there can be no assurances that we could get the SEC to declare a registration statement effective within the required time periods, if at all. As noted above, failure to have an effective registration statement covering the newly issued shares results in our incurring additional penalties. In any event, we expect any redemption elections by preferred shareholders will have an adverse effect on the trading price of our common stock. We expect that any redemption election by preferred shareholders would require our Board of Directors to consider various strategic alternatives, including bankruptcy or recapitalizations that could adversely affect the rights of our existing shareholders.

The senior rights and preferences of our outstanding Series A preferred stock may have an adverse economic effect on our common shareholders and could impair our ability to obtain future financing when and if needed.

As long as any shares of our Series A preferred stock remain outstanding, Series A preferred shareholders will enjoy various economic rights and contractual benefits not held by our common shareholders. Most significantly, holders of Series A preferred stock are entitled to a liquidation preference upon a liquidation of Notify, and for purposes of the Series A preferred stock, a liquidation is deemed to include a merger, acquisition, or similar transaction involving Notify. As a result, the Series A preferred stock is entitled to receive its liquidation preference prior to any payments or distributions being made to holders of our common stock. After payment of the liquidation preference, holders of Series A preferred stock and holders of common stock share pro-rata in any remaining proceeds. The aggregate outstanding liquidation preference of our Series A preferred stock currently totals approximately $5.5 million; in the event all outstanding options to purchase Series A preferred stock and warrants convertible into common stock were exercised, the aggregate liquidation preference would total approximately $6.6 million. Holders of our Series A preferred stock also hold preferential voting rights, including the right to approve liquidation events and future financings.

Based on the senior rights of the Series A preferred stock, particularly the liquidation preference, common shareholders may receive a substantially reduced portion of the proceeds of any merger, acquisition, or other liquidation of Notify compared to the amount they would have received if the Series A preferred stock were converted into common stock. In addition, any new investor who may wish to invest any substantial amounts of capital in Notify may require that any securities it purchases rank senior in priority to the Series A preferred stock. Based on the rights of the Series A preferred shareholders, we would not be able to conclude such a financing without their consent.

If we are unable to market our wireless software products and achieve industry acceptance quickly, we could lose existing and potential customers and our sales would decrease.

Although most of our current revenue comes from our wireline Visual Got Mail Solution, our wireless products play a significant role in our plans for future growth. We need to market our new wireless software products on a timely basis to keep pace with technological developments, emerging industry standards, and the growing needs of our sophisticated customers. We intend to extend the offerings under our product family primarily through our NotifyLink product line. However, we may experience difficulties in marketing these new products, and our inability to timely and cost-effectively introduce them and future enhancements, or the failure of these new products or enhancements to achieve market acceptance, would seriously harm our business. Life cycles of wireless software products are difficult to predict, because the market for such products is new and evolving and characterized by rapid technological change, frequent enhancements to existing products and new product introductions, changing customer needs and evolving industry standards. The introduction of competing products that employ new technologies and emerging industry standards could render our products and services obsolete and unmarketable or shorten the life cycles of our products and services. The emergence of new industry standards might require us to redesign our products. If our products are not in compliance with industry standards that become widespread, our customers and potential customers may not purchase our products.

If the market for wireless data communications devices does not grow, we may not successfully sell our NotifyLink products.

The overall market for wireless data communications devices has experienced significant growth in recent years. The success of our NotifyLink Internet Edition and Standard Edition products depends upon this growth. There can be no assurance that the market for wireless software products will continue to grow, that firms within the industry will adopt our software products for integration with their wireless data communications solutions, or that we will be successful in independently establishing product markets for our wireless software products. In fact, our sales and marketing efforts over the last year have not resulted in significant sales of our NotifyLink products. If the various markets in which our software products compete fail to grow, or grow more slowly than we currently anticipate, or if we were unable to establish product markets for our new software products, our business, revenues, operating results, and financial condition would be materially and adversely affected.

We may be unable to generate the capital necessary to support our planned level of research and development activities or to manufacture and market our products.

At December 31, 2003, we had an accumulated deficit of $22,554,504 and incurred a net loss of $134,177 for the three-month period ended December 31, 2003 and a net loss of $1.1 million for the year ended September 30, 2003. Our working capital at that date was only $70,567. Our recently developed products will need to attain favorable market acceptance in order for us to be able to continue our research and development activities and to fund operating expenses at current levels. We discontinued our Centrex Receptionist product line in July 2003 as the demand was so small and we reduced our headcount by two employees associated with the service associated with the Centrex Receptionist. Regardless, because our NotifyLink wireless product line has only started to contribute to our revenues to date, the success of our business operations will depend upon our ability to obtain further financing until such time, if ever, as there is favorable market acceptance for our new wireless software products. Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan, investor sentiment, and as noted above, the potential approval of our senior equity securities. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business.

Our quarterly revenues and operating results may vary.

We have in the past experienced significant fluctuations in our revenues and operating results and anticipate that this trend will continued for the foreseeable future. Fluctuations in revenues and operating results may cause the price of our common stock to be volatile. Our revenues and operating results may vary as a result of many factors, including the following:

•	the continued commitment of our long distance customer to the voice mail business underlying our voice mail notification business;

•	our ability to successfully market and sell our wireless software products, and customer acceptance of those products;

•	our level of research and development;

•	our sales and marketing activities;

•	announcements by us or our competitors;

•	size and timing of orders from customers;

•	new product introductions by us or our competitors;

•	licensing costs of additional patent conflicts; and

•	price erosion.

Each of the above factors is difficult to control and forecast. Thus, they could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding the difficulty in forecasting future sales, we generally must undertake research and development and sales and marketing activities and other commitments months or years in advance. Accordingly, any shortfall in product revenues in a given quarter may materially adversely affect our financial condition and results of operations because we are unable to adjust expenses during the quarter to match the level of product revenues, if any, for the quarter. Due to these and other factors, we believe that quarter to quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Our products may not be accepted.

We sold our first Centrex Receptionist in March 1998, the first Call Manager product in April 1999, and announced the first sales of our e-mail version of our Visual Got Mail products in November 1999. We also announced the launch of our new NotifyLink web based service and our NotifyLink Desktop products in November 2000 followed by the introduction of our voice mail version of our Visual Got Mail Solution in April 2001. To date, we have received only limited revenue from the sale of these products. While we experienced some success with our Visual Got Mail Solution in fiscal 2002 and fiscal 2003, we are limited by having only one customer, and we now expect CPE sales to be substantially less in 2004 as a result of that customer’s decision to convert from a giveaway program to its customers to a sales program. Although we believe that our wireless products are commercially viable, developing products for the consumer and business marketplaces is inherently difficult and uncertain. We do not believe our sales to date are sufficient to determine whether or not there is meaningful consumer or business demand for our products.

For the foreseeable future, we intend to devote substantial research and development and sales and marketing resources to the NotifyLink product line and to promote general consumer and business interest in our products. There can be no assurance that such efforts will be successful or that significant market demand for our products will ever develop.

We depend on limited number of potential customers and need to develop marketing channels.

Currently, our Voice Mail notification CPE and service revenue is highly dependant on one customer. Also, we participate in informal referral arrangements with several wireless carriers, 2way wireless device manufacturers and one netware company for the sale of our NotifyLink products and services where our products assist in the sale of their products. We have a limited direct sales force to sell our NotifyLink products and services to eventual users, and we rely upon both formal and informal referral arrangements to provide leads for our NotifyLink Enterprise products. To date, most of our referral arrangements are informal, and we will receive referrals only to the extent that our referral partners successfully refer our products and services to potential users. There can be no assurance that we will ever sell our NotifyLink products and services to end users or that we will ever receive any referrals from our informal arrangements. Our enterprise solution product is relatively new and sales are in an early stage.

Although we have sold significant quantities of our Call Manager as part of our Visual Got Mail Solution, we are highly dependant on one customer. We have discontinued our traditional Call Manager and Centrex Receptionist products. To date, we have sold our Visual Got Mail Solution product to one long distance telephone company providing local telephone service. If we fail to maintain a significant relationship with this current customer, our business and operating results would be materially adversely affected.

We are expanding our distribution channels for our wireless products by participating in industry events, training programs for telephone and wireless carrier sales representatives and presenting at Novell Groupwise user meetings across the United States. We also have limited international sales as opportunities present themselves. Our management will need to expend time and effort to develop these channels. We are also changing our customer profile from volume sales to a limited number of large customers to relatively small sales to a large number of individual customers and we have begun expanding our internal sales force in response. Because our marketing efforts have been largely focused on developing relationships for wireline products, our management has had only limited experience in selling wireless with the new customer profile. We may not be able to adapt our traditional marketing and distribution programs to expand our distribution channels and any marketing efforts undertaken by or on behalf of us may not be successful.

Our products may suffer from defects.

Some of our products consist of software and services related to our wireless NotifyLink product line. Our NotifyLink products incorporate a mix of new and proven technology that has been tested extensively but that may still contain undetected design flaws. A failure by us to detect and prevent a design flaw or a widespread product defect could materially and adversely affect the sales of the affected product and our other products and materially and adversely affect our business, financial condition and operating results.

Our Visual Got Mail Solution product incorporates a combination of reasonably sophisticated computer chip design, electric circuit design, software programming and telephony technology. We have devoted substantial resources to researching and developing each of these elements. In order to reduce the manufacturing costs, expand the feature sets and otherwise enhance the operation of our products, we have from time to time redesigned our products. We expect that in the future we may engage in similar redesigns of our products. Though we extensively test our products before marketing them, any new, redesigned or current product may contain design flaws that we would not detect through our testing procedures. In addition, we rely on subcontractors to manufacture our products. Though we have quality control procedures designed to detect manufacturing errors, there can be no assurance that we will identify all defective products. We believe that reliable operation will be an important purchase consideration for both our consumer and business customers. A failure by us to detect and prevent a design flaw or a widespread product defect could materially and adversely affect the sales of the affected product and our other products and materially and adversely affect our business, financial condition and operating results.

We face significant competition, and many of our competitors have substantially greater financial resources than we have.

We believe the market for our wireless products is highly competitive and that competition is likely to intensify. In the market for wireless e-mail notification and management software, we compete with Research In Motion Limited, Consilient Technologies Corp., Infowave Software, Inc, Wireless Knowledge, Extended Systems, Synchrologic, Visto and Good Technology. Our Visual Got Mail Solution indirectly competes with a single alternate Voice Mail notification service offered by local exchange carriers such as BellSouth, SBC Communications, and Verizon. Many of these companies have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than we have that could produce competing products. These companies include wireless software providers such as Consilient Technologies Corp., Infowave Software, Inc, Wireless Knowledge, Extended Systems, Synchrologic, Visto and Good Technology. We expect that to the extent that the market for our products develops, competition will intensify and new competitors will enter the market. We may not be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would materially and adversely affect our business, revenues, operating results, and financial condition.

Delisting from the Nasdaq SmallCap Market may affect the liquidity of our trading market and the market price of our common stock.

Since September 4, 2002, our common stock has been quoted on the Over-the-Counter Bulletin Board. It had been previously listed for trading on the Nasdaq SmallCap Market since our initial public offering in 1997. Our shareholders could find it difficult to dispose of or to obtain accurate quotations as to the market value of our common stock. In addition, delisting may make our common stock ineligible for use as, or make our common stock substantially less attractive as, collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in the financing of future acquisitions of businesses or assets by us, and for issuance by us in future capital raising transactions, any of which could cause the market price of our common stock to decrease. Delisting subjects our common stock to the “penny stock rules” contained in Section 15(g) of the Securities Exchange Act of 1934.

We depend on key executives, the loss of whom could adversely affect our business and operating results.

Our potential for success depends significantly on key management employees, including our Chairman, President and Chief Executive Officer, Mr. Paul F. DePond; our Vice President of Operations, Gaylan Larson; and our Chief Financial Officer, Gerald W. Rice. We have entered into employment agreements with these three key management employees, but these agreements are generally “at-will” and do not obligate any of the key employees to remain employed with Notify. The loss of their services or those of any of our other key employees would materially and adversely affect our business. We also believe that our future success will depend in large part on our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. In particular, we will need to hire and retain skilled sales personnel to increase sales and distribution of our wireless software products. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for these highly-skilled employees is intense. Therefore, there can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

Our intellectual property may not be adequately protected, and we may infringe the rights of others.

We regard various features and design aspects of our products as proprietary and rely primarily on a combination of patent and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We have been issued a patent covering the design of our MessageAlert products, and a patent covering the MultiSense technology used in our MessageAlert product. We have also applied for patents on our Visual Got Mail technology. We intend to continue to apply for patents, as appropriate, for our future technologies and products. There are few barriers to entry into the market for our products, and there can be no assurance that any patents we apply for will be granted or that the scope of our patents or any patents granted in the future will be broad enough to protect us against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater financial and technical resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology.

In November 2003, NCR Corporation and Notify Technology Corporation entered into a non-exclusive license agreement that allows us to offer certain product features on our enterprise product that are covered by a patent held by NCR. This agreement requires a royalty payment on all enterprise revenue subject to the patent.

On May 17, 2001, Research In Motion Limited, the maker of the “Blackberry” hand-held computer, announced that it had been issued a patent on its Blackberry single mailbox integration. Generally, the patent relates to Research In Motion’s proprietary system and method of redirecting information between a host computer system and a mobile communications device while maintaining a common electronic address between the host system and the mobile device. Research In Motion also announced that it had filed a complaint against Glenayre Technologies, Inc. for, among other items, patent and trademark infringement. Our intellectual property counsel has reviewed the patent and issued an opinion to us opining that version 4.0 of our Desktop software does not infringe on Research In Motion’s patent. Nevertheless, no assurances can be given that Research In Motion will not bring an action against us for a patent infringement or similar claim, or if any such claim is brought, the eventual results thereof.

We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. These claims could result in substantial cost to us and could divert our management and technical personnel away from their normal responsibilities.

We may not be able to obtain critical components from our suppliers.

Currently, we are able to obtain many key components used in our products only from single or limited sources. We do not have long term supply contracts with these or any other component vendors and purchase all of our components on a purchase order basis. Component shortages may occur and we may not be able to obtain the components we need in a timely manner and on a commercially reasonable basis. In particular, the microcontroller that forms the core of our Call Manager that is a key component in our Visual Got Mail Solution is manufactured only by Epson Electronics America, Inc. From time to time, the semiconductor industry has experienced extreme supply constraints. If we are unable to obtain sufficient quantities of microcontrollers from Epson Electronics America, Inc., our business revenues, and operating results would be materially and adversely effected.

We utilize an offshore manufacturer to manufacture our products and this manufacturer may not be able to support our manufacturing requirements. If we are unable to obtain sufficient quantities of sole-source components or subassemblies, or to develop alternate sources, we could experience delays or reductions in product shipments or be forced to redesign our products. Each of these scenarios could materially adversely affect our business and operating results.

Our products may not comply with government regulations and industry standards.

Our products must comply with a variety of regulations and standards. These include regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As our business expands into international markets, we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. If we fail to comply with existing regulations and standards or to adapt to new regulations and standards, our business and operating results could be materially adversely affected.

Sales of outstanding shares may hurt our stock price.

A substantial number of our outstanding shares are held by a relatively small number of shareholders. The market price for our common stock could fall substantially if these shareholders sell, or attempt to sell, large amounts of our common stock. Potential future sales of our common stock include the following:

•	Pursuant to this form SB-2 Registration Statement, 7,732,820 shares of common stock that underlie our outstanding Series A preferred stock and warrants that may be sold from time to time upon the effectiveness of this registration statement.

•	David Brewer holds 1,161,600 shares of common stock that we have agreed to register for resale.

•	Various investors hold 535,538 shares of common stock and warrants to purchase 190,354 shares of common stock that we have agreed to register for resale.

Outstanding options and warrants may dilute current shareholders or prevent us from receiving financing.

The following options and warrants to purchase our common stock were outstanding as of December 31, 2003:

•	options to purchase 3,333,667 shares of common stock and 295,995 additional shares of our common stock reserved for issuance under our 1997 Stock Plan;

•	warrants to purchase 190,354 shares of common stock at a price of $0.01 per share issued to various prior investors as an anti-dilution adjustment to our issuance of securities in our July 2001 private placement;

•	warrants to purchase an aggregate of 1,871,651 shares of common stock at a price per share of $1.00 issued in connection with our July 2001 private placement; and

•	options to purchase an aggregate of 9.2685 units at a price per unit of $100,000, each unit consisting of shares of Series A preferred stock convertible into an aggregate of 100,000 shares of common stock and a warrant to purchase 35,000 shares of common stock issued to the placement agent in our July 2001 private placement.

The exercise of these options and warrants may dilute our current shareholders. In addition, holders of these options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Moreover, while these options and warrants are outstanding, our ability to obtain financing on favorable terms may be adversely affected.

Our charter provisions may discourage acquisition bids.

Our articles of incorporation give our board of directors the authority to issue an aggregate of 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights for these shares, without any further vote or action by our shareholders. To date, our board has designated 900,000 shares as Series A preferred stock, leaving 4,100,000 shares of preferred stock available for future issuance. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with financing transactions, possible acquisitions, and other corporate transactions, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our articles of incorporation limit the liability of officers and directors, and we have entered into indemnification agreements with them.

Our articles of incorporation eliminate, in certain circumstances, the liability of our directors for monetary damages for breach of their fiduciary duties as directors. We have also entered into indemnification agreements with each of our directors and officers. Each of these indemnification agreements provides that we will indemnify the indemnitee against expenses, including reasonable attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of duties as a director or officer, other than an action instituted by the director or officer. These indemnification agreements also require that we indemnify the director or other party thereto in all cases to the fullest extent permitted by applicable law. Each indemnification agreement permits the director or officer that is party thereto to bring suit to seek recovery of amounts due under the indemnification agreement and to recover the expenses of such a suit if they are successful.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered under this prospectus.

PRICE RANGE OF COMMON STOCK

Our common stock was listed on the Nasdaq SmallCap Market under the symbols NTFY from the time of our initial public offering in 1997 until our common stock was delisted from the Nasdaq SmallCap Market September 4, 2002. Since September 4, 2002, our common stock has been traded on the OTC Bulletin Board under the symbol NTFY.

The quarterly high and low bid prices of our common stock during the periods indicated are as follows:

	High	Low
Fiscal Year Ending September 30, 2004
Third Quarter (through April 27, 2004)	$0.27	$0.23
Second Quarter	$0.25	$0.20
First Quarter	$0.27	$0.20

Fiscal Year Ended September 30, 2003
Fourth Quarter	$0.31	$0.20
Third Quarter	$0.58	$0.31
Second Quarter	$0.40	$0.12
First Quarter	$0.17	$0.14

Fiscal Year Ended September 30, 2002
Fourth Quarter	$0.45	$0.10
Third Quarter	$0.75	$0.29
Second Quarter	$0.82	$0.55
First Quarter	$0.90	$0.32

These quotations reflect inter-dealer prices, without retail mark-up, mark- down or commission, and may not represent actual transactions.

As of February 26, 2004, there were approximately 92 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock. We currently anticipate that we will retain all future earnings for the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our revenues, operating results, and financial condition. These forward-looking statements are subject to a number of risks and uncertainties, including recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless product offerings and customer acceptance of those offerings, our financial condition and potential need for additional capital, and the other additional risks and uncertainties identified under the caption “Risk Factors,” beginning on page 5 and elsewhere in this prospectus or in any prospectus supplement we may file. You are encouraged to review these risk factors and this additional information carefully. An investment in our common stock involves substantial risk and could result in the loss of your entire investment. The following discussion should also be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

We were incorporated in the State of California in August 1994. We are an innovative communications application service provider of wireline and wireless messaging services. We are also a supplier of innovative solutions to maximize the convenience and utility of electronic communication by providing customers with flexible solutions that are neither network nor device dependent. We currently sell our products through OEM relationships with 2way wireless service providers, 2way wireless device manufacturers, major telephone companies and telephone equipment distributors.

We completed our initial public offering in September 1997, with net proceeds of approximately $6.2 million. Prior to our initial public offering, our working capital requirements were met through the sale of equity and debt securities and, to a lesser extent, product revenue and a line of credit. We have sustained significant operating losses in every fiscal period since inception and expect to incur substantial quarterly operating losses in the future. Our limited operating history makes the prediction of future operating results difficult if not impossible. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our ability to expand our existing distribution channels and to create new distribution channels, and our ability to develop and market new products and control costs. There can be no assurance that our revenue will grow or be sustained in future periods or that we will ever achieve profitability.

Critical accounting policies and estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate estimates, including those related to bad debts, inventories and income taxes, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our financial statements:

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). Under SAB 104, revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. We recognize revenues at time of shipment of our products and record sales net of discounts and returns.

We maintain allowances for doubtful accounts for estimated bad debts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their inability to make payments, additional allowances might be required.

Inventories are recorded at the lower of cost or market on a first-in, first-out basis. Write-downs of inventories to market value are based upon obsolescence, as well as assumptions about future demand and market conditions.

We generally warrant our products for a specific period of time, usually one year, against material defects. We provide for the estimated future costs of warranty obligations in costs of goods sold when the related revenue is recognized. The accrued warranty costs represent our best estimate at the time of sale of the total costs that we will incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. Actual warranty costs could differ from the estimate amounts. On a quarterly basis, we review the accrued balances and update the historical warranty cost trends. If we were required to accrue additional warranty cost in the future, it would negatively affect operating results.

The carrying value of our deferred tax assets are dependent upon our ability to generate sufficient future taxable income in certain tax jurisdictions. Should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Currently, our deferred tax assets are fully reserved.

Results of operations

Three-month periods ended December 31, 2003 and 2002

Revenue

Revenue consists of net revenue from the sale of service revenue related to the Visual Got Mail Solution, telephony equipment, NotifyLink revenue and royalty revenue. We recognize service revenue on a straight-line basis over the period of the service agreement, and revenue on sales of telephony products when the product is delivered, title has transferred, and no obligations remain. Revenue from royalty agreements is recognized on receipt of payment.

Revenue for the three-month period ended December 31, 2003 decreased to $801,749 from $2,262,474 for the three-month period ended December 31, 2002. Revenue decreased from the previous year primarily due to the drop in Customer Premise Equipment (CPE) and fulfillment revenue resulting from our primary customer changing from a giveaway program in June 2003 to a program that sold the CPE to new voice mail customers. We also discontinued the Centrex Receptionist in July of fiscal 2003, as the market was very small. Offsetting these decreases was an increase in our NotifyLink sales to $75,282 in the three-month period ended December 31, 2003 compared to $12,129 in the same period of fiscal 2002.

The Visual Got Mail Solution allows competitive providers of local telephone service to offer voice mail, including message notification, to local telephone customers without relying on a stutter dial tone or FSK signaling provided by the incumbent telephone company. The Visual Got Mail Solution consists of a hardware product, based on our Call Manager product, that provides a visual indication that a telephone customer has received a voice message and a subscription service, operated by us, which links the hardware product to the telephone service provider’s voice mail platform. We sell the hardware product and related fulfillment services to the provider and also receive from the provider a monthly fee for each active voice mail user for providing the subscription service. For the three-month period ending December 31, 2003, revenue from our Visual Got Mail Solution was $657,865. During the three-month period ending December 31, 2002, we sold $2,153,812 in Visual Got Mail Solution product and services.

Of the $657,865 of revenue generated from our Visual Got Mail Solution, monthly service fees from the Visual Got Mail Solution end user accounts that were active during the quarter represented $389,605. This monthly service fee is an ongoing revenue stream as long as each end user is an active Voice Mail customer. The Visual Got Mail Solution is being sold to a single customer and our contract is subject to renewal so we anticipate that we will continue to experience substantial variances in quarterly revenue.

Our new wireless NotifyLink products have sold more strongly in the period ended December 31, 2003 but only consists of 9% of our total revenue. However, we are encouraged by the increase to date and have decided to continue our investment in the product on both a sales and research and development level. We cannot predict whether these continued investments would increase our revenues materially or otherwise improve our operating results or financial condition. The success of the NotifyLink product will depend on our ability to develop reliable direct and indirect distribution and sales channels, continued growth in the demand for wireless personal information management devices, and ultimately market acceptance of our products and services.

Revenue for the three-month period ended December 31, 2003 includes royalty revenue of $48,035 from our multi-sense/stutter-dial patent compared to $18,200 for the three-month period ended December 31, 2002. The level of royalty revenue varies from period to period based on the level of third party activity. The payment received in the three-month period ended December 31, 2003 included a $39,688 nonrecurring royalty payment and does not accurately reflect current patent use. The level of royalty activity has declined in the last twelve months and has been reflected in decreasing royalty revenues. There is no assurance that our multi-sense/stutter-dial technology will continue to be used so that we may continue to collect royalty income.

We sell our products in the United States primarily to 2way wireless carriers, long distance telephone carriers in connection with their local telephone service offerings, and directly to business users. The Visual Got Mail Solution, NotifyLink, royalty, and Centrex Receptionist revenue accounted for 79%, 9%, 6% and 1%, respectively, of total revenue in the three-month period ended December 31, 2003. Revenue from our Visual Got Mail Solution, NotifyLink, royalty, and Centrex Receptionist revenue accounted for 95%, 1%, 1% and 2%, respectively of total revenues in the three-month period ended December 31, 2002. Sales to telephone companies were 81% and 97% of total revenue for the three-month periods ended December 31, 2003 and 2002, respectively. 81% of our revenue is concentrated in one customer although the remaining sales are spread out among many different customers.

At December 31, 2003, $493,000 of our deferred revenue was related to the CPE portion of the Visual Got Mail Solution where title has transferred to our customer but the CPE has not been delivered. The combined revenue of the CPE and fulfillment is recognized as delivery occurs. $211,000 of the deferred revenue is related to NotifyLink, where revenue is recognized over the period of customer service obligation. The remaining $8,000 of the deferred revenue is related to Centrex Receptionist service contracts that are being recognized over the period of each service agreement.

Cost of Revenue

Cost of revenue consists primarily of the cost to manufacture our products and the postal costs associated with our fulfillment service. Cost of revenue decreased to $256,038 in the three-month period ended December 31, 2003 from $1,600,701 for the three-month period ended December 31, 2002. This decrease was the result of lower sales of the Visual Got Mail Solution CPE during the three-month period ended December 31, 2003 resulting from our primary customer changing from a giveaway program in June 2003 to a program that sold the CPE to new voice mail customers.

Our gross margin increased to 68.1% in the three-month period ended December 31, 2003 compared to a gross margin of 29.2% in the three-month period ended December 31, 2002. The increase occurred because the period ended December 31, 2003 contained a high concentration of service sales and the period ended December 31, 2002 contained a high volume of low margin CPE sales. The NotifyLink sales contributed to the high margin mix due to the lower costs associated with this product. The royalty income, which was greater than typically recognized for the reasons described above, has no cost of sales associated with it thereby increasing the gross margin.

Our gross margin can generally be affected by a number of factors, including product mix, product demand, pricing pressures, inventory write downs, warranty costs, and timing and amount of royalty revenue receipts. Considering these factors, our gross margin has and will continue to fluctuate significantly and there can be no assurance that we will maintain our gross margins at the current levels.

Research and Development

Research and development expense consists primarily of personnel costs and support expenses. Research and development expenses decreased to $220,993 for the three-month period ended December 31, 2003 from $247,809 for the three-month period ended December 31, 2002. This decrease reflects the decrease in our California staff that supported our wireline effort. The primary focus of our development continues to be in the NotifyLink product area. Although we reduced our spending in this area, we expect to continue investing in this area of research and development. There can be no assurance that the market will accept these products.

Sales and Marketing

Sales and marketing expense consists primarily of personnel, consulting and travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing costs increased to $142,931 for the three-month period ended December 31, 2003 from $110,553 for the three-month period ended December 31, 2002. This increase is primarily the result of personnel additions. We have expanded our NotifyLink product sales effort using an internal sales force and our Visual Got Mail Solution relationship is maintained by our executive level staff.

We anticipate that sales and marketing expenses will increase in future quarters as we hire additional sales and customer support personnel and attempt to expand our existing and create new distribution channels.

General and Administrative

General and administrative expense consists of general management and finance personnel costs, occupancy costs, professional fees and other general corporate expenses. General and administrative expenses decreased to $307,078 for the three-month period ended December 31, 2003 from $364,378 for the three-month period ended December 31, 2002. The decrease was due to reduced lease costs and reduced audit expense.

We expect that general and administrative expense may increase in future quarters as the requirements of being a public company conforming to the Sarbanes-Oxley Act unfold.

Fiscal years ended September 30, 2003 and 2002

Revenue

Revenue consists primarily of gross revenue from the sale of telephony equipment and service income related to our Visual Got Mail Solution and the Centrex Receptionist Product. The revenue from these service contracts is recognized on a straight line basis over the term of the contract. Revenue for the fiscal year ended September 30, 2003 from the sale of products other than service increased to $7,089,228 from $2,946,060 for the fiscal year ended September 30, 2002. Revenue for the fiscal year ended September 30, 2003 from the sale of service increased to $1,216,897 from $404,174 for the fiscal year ended September 30, 2002.

For the fiscal year ended September 30, 2003, 95% of our revenue came from the sale of our Visual Got Mail solution to a single competitive provider of local phone services. Practically all of these revenues are derived from sales of our Visual Got Mail Solution. In June 2003, the customer changed its marketing program from a giveaway to a sale of the CPE portion of our product, and our revenues declined markedly from the quarter ended June 30, 2003.

The Centrex Receptionist revenue decreased because telephone companies emphasized the sale of “KEY Systems” as an alternative to selling our Centrex products. We are no longer selling the Call Manager product in its original configuration, but we utilize the hardware design in our Visual Got Mail Solution that requires the imbedded caller-id technology as part of the overall solution. We also discontinued the Centrex Receptionist as the revenue on the product did not justify the cost to maintain the product line. Revenue for fiscal year 2003 included royalty revenue of $34,625 compared to $131,686 in fiscal year 2002 from our multi-sense/stutter-dial patent. The revenue from our NotifyLink products has not comprised a significant portion of our total revenue to date.

We sell products in the United States to a long distance telephone company in connection with its local telephone services, 2way wireless carriers, regional bell operating companies and local exchange carriers. Our hardware products are privately labeled. We manufacture based on purchase orders received from our long distance telephone customer. The Visual Got Mail Solution and Centrex Receptionist product lines accounted for 95% and 2% of total revenues in fiscal 2003, respectively. The Visual Got Mail Solution and Centrex Receptionist product lines accounted for 83% and 6% of revenues in fiscal 2002, respectively. Historically, significant portions of our revenue have been concentrated in a small number of customers. For example, AT&T accounted for 95% of sales for the year ended September 30, 2003 and 83% of sales for the fiscal year ended September 30, 2002.

Cost of Revenue

Cost of revenue consists primarily of the cost to manufacture our products. Cost of revenue increased to $6,353,819 in the fiscal year ended September 30, 2003 from $1,867,549 in the fiscal year ended September 30, 2002. This increase was the result of Visual Got Mail Solution shipments and the cost of hosting the related service. The cost of the Visual Got Mail Solution service was significantly increased by a one time event when our hosting provider began charging us for long distance fees not previously incurred. Moving our hosting services to a facility owned by our primary customer eliminated the long distance fees but approximately $659,000 in fees was incurred before the move was completed in April 2003. We entered an agreement with our primary customer for a cash advance to help in meeting our short-term cash needs. The agreement ties the pay back of the advance to future CPE purchases by our customer.

Our gross margin decreased to 24% in fiscal 2003 from 46% in fiscal 2002. This decrease in gross margin primarily occurred because of the product mix change to a high volume of low margin CPE sales related to the Visual Got Mail Solution versus a higher mix of Centrex Receptionist product sales in fiscal 2002. The charge of $659,000 had an additional negative impact of 8% in gross margin for fiscal 2003.

We recognized $124,975 of deferred income on Centrex Receptionist product in September 2003 that represented uninstalled product that had exceeded its shelf life and was no longer eligible for return. The cost of sales of these particular units eliminated the remaining book value of inventory on the balance sheet, resulting in zero inventory net of reserves as of September 30, 2003.

Research and Development

Research and development expense consists principally of personnel costs and supply expenses. Research and development expense decreased to $990,355 for the fiscal year ended September 30, 2003 from $1,074,817 for the fiscal year ended September 30, 2002. The reduction was the result of minimal hardware development in fiscal 2003 and a reclassification of personnel to support our NotifyLink product development. We expect to continue our investment in research and development in order that we may complete the products under development and enhance our current products.

Sales and Marketing

Sales and marketing expense consists primarily of personnel, consulting and travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing expenses decreased to $462,255 for the fiscal year ended September 30, 2003 from $644,514 for the fiscal year ended September 30, 2002. This decrease was attributable primarily to the decrease in personnel, travel and a change in our commission structure. The sales support of our Visual Got Mail Solution requires little travel and the NotifyLink product line sales process does not require an on-site sales presence.

We believe that sales and marketing expenses may increase significantly in future quarters if we continue to emphasize an in-house sales force, which we believe will be necessary to implement our NotifyLink Enterprise strategy. Also, any growth of our enterprise product will require more customer support personnel as we attempt to expand our existing referral base and create new distribution channels.

General and Administrative

General and administrative expense consists of general management and finance personnel, occupancy costs, professional fees and other general corporate expenses. General and administrative expenses decreased to $1,487,966 for fiscal 2003 from $1,673,506 for fiscal 2002. This decrease is due to lower consulting expense, rent reductions and audit cost reductions. This was offset by higher compensation and medical insurance costs. We expect that general and administrative expense may increase in future periods based on increased compliance costs relating to being a public company, including compliance with the Sarbanes-Oxley Act of 2002.

Income Taxes

There was no provision for federal or state income taxes in fiscal 2002 or 2003 as we incurred net operating losses. We expect to incur a net operating loss in future quarters and years. As of September 30, 2003, we had federal and state net operating loss carryforwards of approximately $18,000,000 and $5,000,000, respectively. The net loss carryforwards and certain research and development tax credit carryforwards will expire in tax years 2004 through 2023, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits carryforwards before full utilization. For financial reporting purposes, deferred tax assets primarily related to the net operating carryforwards recognized under Financial Accounting Standard No. 109, “Accounting for Income Taxes,” has been fully offset by a valuation allowance.

Release of Escrow Securities

In connection with our initial public offering, many of our shareholders, including current officers, directors and employees, placed a substantial portion of our securities then held by them into an escrow account. Because we did not achieve the financial milestones agreed at the time the escrow was created, an aggregate of 1,233,870 shares of our common stock subject to escrow were cancelled and extinguished as of December 31, 2003.

Liquidity and capital resources

During fiscal 2003 and the first quarter of fiscal 2004, we financed our operations through a combination of gross margin from sales of product and services and existing cash balances. Our ability to fund our recurring losses from operations depends upon the continuation of the current Visual Got Mail Solution program (including our ability to continue to realize recurring service revenues), our success in the wireless e-mail notification and wireless e-mail notification market solutions, and/or raising other sources of financing. We had a backlog of 136,000 Visual Got Mail Solution units as of December 31, 2003 for our Visual Got Mail Solution, which we expect to fulfill at a rate determined by the success of our customer’s sales program. We believe that our existing cash balances are sufficient to fund our operations through at least June 30, 2004. However, to fund our operations beyond June 30, 2004, we will need to raise additional funds or adjust downward our level of spending. In October 2002, we entered into a credit facility arrangement of $750,000, as described below, that will allow us to continue to purchase our Visual Got Mail Solution inventory, but it is not intended or available to fund any other operating activities.

In the event we require additional capital, we cannot predict whether we will be able to obtain financing on commercially reasonable terms, if at all. Any future financings may take the form of debt or equity securities or a combination of debt and equity, including convertible notes or warrants. Our ability to obtain additional financing may be limited by the rights of our current security holders and lenders. In particular, the lender under our $750,000 inventory credit facility has a blanket security interest in substantially all our assets, including our intellectual property rights. Any subsequent investor may not be willing to invest absent a release and termination of this lien, and our lender may not be willing to provide such a release. Finally, holders of our Series A preferred stock have certain preferential rights that could affect our ability to obtain financing and the terms of any financing. In particular, we cannot authorize any equity security that would be senior to the Series A preferred stock unless we obtain the consent of holders of a majority of our Series A preferred stock. Such consent may be more difficult to obtain if any new investor requires rights and preferences to our outstanding preferred stock. As a result of the foregoing, in the event we are required to obtain additional financing, we cannot predict whether we could successfully conclude a financing with any new investors. In any event, we expect that any additional financing could result in substantial dilution of the equity and voting interests of our current shareholders and, based on any applicable liquidation preferences and similar terms, could further subordinate the economic interests of our common shareholders in connection with any liquidation of Notify, including merger or acquisition transactions.

Holders of our outstanding Series A preferred stock have the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price is $10.00 plus any accrued dividends. The holders of Series A preferred stock have the option to receive the redemption price in cash or in shares of our common stock, but we are not obligated to pay the redemption in cash unless our board of directors unanimously approves such payment in cash. If all holders of outstanding Series A preferred stock as of December 31, 2003 elected to redeem, the aggregate redemption price would total $4,610,000. We do not currently have sufficient cash resources to satisfy any redemption request from preferred shareholders, and any such redemption request would have a material adverse effect on our business, revenues, operating results, and financial condition. If we pay the redemption price in shares of our common stock, we are required to register the shares with the Securities and Exchange Commission (SEC), and there can be no assurances that the SEC will declare the registration statement effective in the time period required to avoid additional penalties, if at all. In any event, we expect that any redemption election by preferred shareholders would require our board of directors to consider various strategic alternatives, including bankruptcy or recapitalizations that could adversely affect the rights of our existing shareholders.

At December 31, 2003, we had cash and cash equivalents of $1,136,255 and restricted cash of $3,100 compared to cash and cash equivalents of $556,805 and restricted cash of $436,000 at September 30, 2003. The increase in cash and cash equivalents during the period was largely attributable to the release of restricted cash held by our bank and collections of accounts receivable. Although our cash and cash equivalents increased between September and December 2003, our working capital decreased from $179,750 to $70,567 at December 31, 2003.

Until fiscal 2003, we financed our operations primarily through sales of equity and debt securities and bank lines of credit. In the fiscal years ended September 30, 2003 and 2002, the net cash used in operating activities equaled $383,209 and $2,101,860, respectively. The net cash used in operations in fiscal 2003, consisted primarily of the net loss of $1,100,475 offset by a decrease in net operating assets of $592,445 and by depreciation of $116,579. The major causes of the decrease in net operating assets was a reduction of inventory of $399,596, proceeds from a customer advance of $324,428 and a decrease in accounts receivable of $56,047 partially offset by a decrease in accounts payable of $317,876. We anticipate that we will have a negative cash flow from operating activities in future quarters and years.

In the three-month period ended December 31, 2003 we had a net cash inflow of $318,907 versus net cash used in operating activities in the three-month period ended December 31, 2002 of $1,062,396. The net cash inflow in operations in the three-month period ended December 31, 2003 consisted primarily of the net loss of $134,177 and decreases in accounts payable of $73,949 and other accrued liabilities of $75,749 partially offset by a decrease in accounts receivable of $266,159 due to a reduction of inbound CPE shipments billable to our primary customer and an increase of $273,308 in deferred revenue representing CPE receivables being received faster than shipment demands for the Visual Got Mail Solution program. We do not believe the positive operating cashflows we experienced in the December 2003 quarter indicative of our future operating performance. We anticipate that we will have a negative cash flow from operating activities in future quarters and years.

Net cash used in investing activities changed from an outflow of $677,778 in fiscal 2002 to an inflow of $257,216 in fiscal 2003 due to a decrease in restricted cash of $415,300 partially offset by purchases of property and equipment of $160,259. The restricted cash was used to purchase inventory, and we reduced purchases of inventory at the end of the fiscal year as the demand for the CPE portion of our Visual Got Mail Solution decreased.

Net cash used in investing activities was an inflow of $426,649 and $263,640 for the three-month periods ended December 31, 2003 and 2002, respectively. The net cash inflow is due to decreases in restricted cash of $432,900 and $351,300, for the three-month periods ended December 31, 2003 and 2002, respectively, partially offset by purchases of property and equipment of $9,251 and $87,660, respectively. The restricted cash was used to purchase inventory and we reduced purchases of inventory at the end of the 2003 fiscal year as the demand for the CPE portion of our Visual Got Mail Solution decreased.

Short-term borrowings

In September 2002, we entered into a purchase order assignment agreement with a financial institution that allows for the assignment of purchase orders up to $750,000. Borrowings bear interest at 4% above the prime rate plus a set up fee of 2.75% and a daily maintenance fee of 0.09166% and are collateralized by substantially all of our assets. Borrowings are repaid either directly by our customers or by us upon receipt of payment from customers. At December 31, 2003, the outstanding balance under this agreement was zero and the amount available was $750,000. This agreement was for an initial term of twelve months and will continue thereafter for successive twelve months renewal terms unless either party terminates the agreement.

We had no off balance sheet arrangements as defined by Item 303(c) of Regulation S-B.

BUSINESS

The following Business discussion contains forward-looking statements concerning our revenues, operating results, and financial condition. These forward-looking statements are subject to a number of risks and uncertainties, including recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless product offerings and customer acceptance of those offerings, our financial condition and potential need for additional capital, and the other additional risks and uncertainties identified under the caption “Risk Factors,” beginning on page 5, and elsewhere in this prospectus or in any prospectus supplement we may file. You are encouraged to review these risk factors and additional information carefully. An investment in our common stock involves substantial risks and could result in the loss of your entire investment.

We were incorporated in the state of California in August 1994. We are an innovative communications application service provider of wireline and wireless messaging services and a supplier of innovative call and message notification products and services. In fiscal 2001, we developed a voice mail notification product for a customer that used a combination of server based software and a modified version of our Call Manager caller-id adjunct device. This Visual Got Mail Solution generated most of our revenue in fiscal 2002 and 2003. Simultaneously, we have been developing wireless products centered around notification but extending into other wireless email features. Both product lines are being sold today with the Visual Got Mail Solution generating greater revenue although we expect revenues from Visual Got Mail CPE sales to decrease substantially in 2004. In June 2004, our principal Visual Got Mail customer, a long distance telephone company who had previously used our Visual Got Mail CPE as a “give away” for their local telephone subscribers, changed its marketing program and now requires subscribers to purchase the CPE. We currently sell our products through both direct sales and OEM relationships with major telephone companies and 2way wireless carriers.

Our business is primarily focused in two different markets: the wireline CPE (Customer Premise Equipment, i.e. Voice Mail notification devices) market and the 2way wireless market. Substantially all of our revenue in fiscal 2003 was derived from wireline based products that provide voicemail notification to local service voicemail subscribers of our principal customer. Our second focus is directed at the 2way wireless market providing products spanning from consumer to enterprise environments. Our vision is to provide mobile wireless email and personal information management (PIM) notification, access, and management across a variety of 2way devices and 2way networks. Our 2way wireless family of products is called NotifyLink. Our wireline or legacy product is the Visual Got Mail Solution for voice mail notification. Our Visual Got Mail solution product incorporates caller-id, call waiting caller-id, and telephone company voice mail notification into one CPE device with an associated monthly service for voicemail notification. We discontinued our Centrex Receptionist product in late fiscal 2003 and currently contract with a third party to provide service on our outstanding Centrex Receptionist service contracts.

Products

Visual Got Mail Solution

Our Visual Got Mail Solution is designed to provide Voice Mail notification services to customers. Our revenues to date have consisted principally of sales to AT&T in connection with its local voice mail telephone service in more than eighteen states. The Visual Got Mail Solution, designed for telephone company deployment as a service offering, includes a scalable carrier class server infrastructure that we host and a Call Manager telephone adjunct that we manufacture and sell. The Visual Got Mail Solution integrates our caller-id technology with a unique method of voice mail notification into a single device that can fit in the palm of your hand.

NotifyLink

The NotifyLink Enterprise product can be deployed on many 2way devices from manufacturers such as Research In Motion, Palm, Handspring, Kyocera, Samsung, and others. NotifyLink Enterprise is a server based product designed for businesses for both Novell Groupwise and Microsoft Exchange systems. The NotifyLink Enterprise solution is device and network agnostic and provides a centralized management solution for small and large organizations with many mobile users desiring e-mail and PIM access and management featuring over-the-air updating of calendar information on many devices. A company’s information technology (IT) administrator or an individual user can configure the software by specifying the e-mail accounts that the user needs to access with the user’s wireless device, setting any filters to screen notification, and designating the type of wireless device and its associated address. In addition, the IT administrator or individual user can tailor the information contained in the wireless e-mail notification “header” that is sent to the user’s wireless device. The “header” information can include options such as account, sender, subject, date and time, attachment names, attachment sizes, partial body text, and remaining character count. Our enterprise product is being increasingly used on devices that employ both voice and data where NotifyLink is used on the data side of the device. Although our wireless NotifyLink products have not sold in the volume anticipated in fiscal 2003 and the first quarter of fiscal 2004, and did not account for significant revenue during those periods, sales activity in the form of inquiries, test evaluations and final contracts has increased with particular strength in the Novell GroupWise market. We cannot know if this trend will continue but the activity is encouraging. The success of our current business and product strategies as well as our future revenues, operating results, and financial condition, will depend significantly on increasing demand for wireless personal information management devices and customer acceptance and adoption of our products and services.

Centrex Receptionist

The Centrex Receptionist was a stand-alone unit that provided the Centrex customer with automatic call answer and transfer capability 24 hours a day, 7 days a week. We sold the Centrex Receptionist for several years but discontinued the product in July of fiscal 2003 as the market was very small, and we are concentrating our product efforts toward the Visual Got Mail Solution and our wireless products.

Sales, marketing and distribution

We are expanding our customer base through several channels. We have an inside sales force that handles leads from our corporate website, 2way wireless carriers and 2way device manufacturers. Carriers that we have relationships with include WebLink Wireless, SkyTel, MetroCall, Arch Wireless and PageNet Canada. We also receive referrals from Verizon Wireless, AT&T Wireless, T-Mobile Wireless, Cingular Wireless and Nextel Wireless. Another channel is based on referrals from 2way device manufacturers such as Palm, Inc., Handspring, and Kyocera Wireless. Additional leads come from referrals from Novell’s Cool Solutions Web site. One advantage of our solution is centered on our ability to support Novell’s wireless email system called GroupWise. To date, we have received only limited revenue from our NotifyLink referral and reseller channel partners, and we will receive revenue from these channel partners only to the extent that they successfully resell or refer our products and services to interested customers.

Our Visual Got Mail Solution provides revenue from both sales of adjunct equipment and providing ongoing Voice Mail notification services to the local service subscribers of our long distance telephone customer. Service revenue is based on the monthly active installed base of Voice Mail users and varies as the installed base changes. The installed base has grown from 185,000 at December 31, 2002 to approximately 392,000 at December 31, 2003. Our technology is proprietary and only our adjunct products will interface with our server center. We expect to continue to provide adjunct devices and Visual Got Mail Solution service based on a customer backlog of 136,000 devices as of December 31, 2003. Our Visual Got Mail Solution sales were made to one long distance telephone customer in fiscal 2003 and the first quarter of fiscal 2004. The Visual Got Mail Solution program was changed by our customer in June 2003 from a giveaway of the CPE to all new voice mail subscribers to the sale and marketing of the CPE to new voice mail subscribers. As a result, our revenue for the Visual Got Mail Solution decreased to $614,820 in the three-month period ended September 30, 2003 compared to $2,259,100 in the prior three-month period ended June 30, 2003. We expect the revenue will continue at the reduced level. Similarly, Visual Got Mail Solution revenue declined from $2,153,812 in the three-month period ended December 31, 2002 to $657,865 in the three-month period ended December 31, 2003. There can be no assurance that our customer will continue to use the Visual Got Mail Solution.

The traditional sales activities for our Call Manager products and Centrex Receptionist products were direct sales to large telephone companies. Our hardware products are privately labeled. We manufacture products based on purchase orders received from our long distance telephone customer. The Visual Got Mail Solution and Centrex Receptionist product lines accounted for 95% and 2% of total revenues in fiscal 2003, respectively, as compared to 83% and 6% in fiscal 2002, and for 79% and 1% of total revenues for the three-month period ended December 31, 2003, respectively, as compared to 95% and 2% in the three-month period ended December 31, 2002. Historically, significant portions of our revenue have been concentrated in a small number of customers. For example, one customer accounted for 95% of sales for the year ended September 30, 2003. The same customer accounted for 83% of sales for the fiscal year ended September 30, 2002.

Technical and marketing support

We have developed product collateral and marketing programs for the NotifyLink products. This marketing program includes regional user meetings, trade shows and web site marketing.

We provide back-up technical support to large resellers of all of our products. Our Visual Got Mail Solution requires a hosting center and the appropriate support to maintain up-time requirements.

Research and development

We incurred $990,355 and $1,074,817 in research and development expenses in fiscal 2003 and 2002, respectively. The decrease reflects cost saving activities that included personnel reductions during fiscal 2003. Our development efforts were primarily devoted to software development. Our software engineering development is located in our offices in Canfield, Ohio. We believe that our future success, if any, depends significantly on our ability to continue to enhance our existing wireless products and to develop new products and, therefore, we intend to continue to incur research and development costs. We expect that our research and development efforts will be focused in wireless software as our wireline products are mature and we have discontinued selling the Centrex Receptionist.

Research and development expenses decreased to $220,993 for the three-month period ended December 31, 2003 from $247,809 for the three-month period ended December 31, 2002. This decrease reflects the decrease in our California staff that supported our wireline effort. The primary focus of our development continues to be in the NotifyLink product area. Although we have reduced our spending in this area, we expect to continue investing in this area of research and development. There can be no assurance that the market will accept these products.

Manufacturing

We use offshore turnkey manufacturing to produce our Call Manager that is a component in our Visual Got Mail Solution. To the extent possible, we use standard parts and components for our products although some components are custom designed and/or are available only from a single source or limited sources. If we were unable to obtain these components when and as needed, it could have a material adverse effect on our business, revenues, results of operations, and financial condition.

Governmental regulation and industry standards

Our products must comply with a variety of regulations and standards including regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. If we enter international markets, we will be required to comply with whatever governmental regulations and industry standards exist in those markets. Additional legislative or regulatory changes are possible. A failure by us to comply with existing regulations and standards or to adapt to new regulations and standards could have a material adverse effect on our business, revenues, operating results, and financial condition.

Competition

We believe that we do not currently have any competition with a product the same as our Visual Got Mail Solution. We do compete with an alternate solution to Voice Mail notification that does not involve an adjunct or CPE but does involve contracting with local telephone companies to provide voice mail notification. We believe our Visual Got Mail Solution competes favorably with respect to this other form of Voice Mail notification when utilized by long distance telephone companies.

We expect that to the extent the market for any of our products develops, competition will intensify and new competitors will enter the market. There can be no assurance that we will be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would have a materially adverse effect upon our business and results of operations.

Proprietary rights

We regard various features and design aspects of our products as proprietary and we rely primarily on a combination of patent and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We have been issued a patent covering the design of our MessageAlert products, and a patent covering the MultiSense technology used in our MessageAlert product. We have also applied for patents on our Visual Got Mail technology. We intend to continue to apply for patents, as appropriate, for our future technologies and products. There are few barriers to entry into the market for our products, and there can be no assurance that any patents we apply for will be granted or that the scope of our patents or any patents granted in the future will be broad enough to protect us against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology.

On May 17, 2001, Research In Motion Limited, the maker of the “Blackberry” hand-held computer, announced that it had been issued a patent on its Blackberry single mailbox integration. Generally, the patent relates to Research In Motion’s proprietary system and method of redirecting information between a host computer system and a mobile communications device while maintaining a common electronic address between the host system and the mobile device. Research In Motion also announced that it had filed a complaint against Glenayre Technologies, Inc. for, among other items, patent and trademark infringement. Our intellectual property counsel has reviewed the patent and issued an opinion to us opining that version 4.0 of our Desktop software does not infringe on Research In Motion’s patent. Nevertheless, no assurances can be given that Research In Motion will not bring an action against us for a patent infringement or similar claim, or if any such claim is brought, the eventual results thereof.

We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. These claims could result in substantial cost to us and could divert our management and technical personnel away from their normal responsibilities.

In November of 2003, NCR Corporation and Notify Technology Corporation entered into a non-exclusive license agreement that allows us to offer certain product features on our Enterprise product that are covered by a patent held by NCR. This agreement requires a royalty payment on Enterprise revenue subject to the patent.

We have entered into a non-exclusive license agreement with Active Voice Corporation (“Active Voice”) for the right to use patented technology held by Active Voice Corporation pursuant to which we have paid an up-front fee on our sales of products that contain stutter dial tone detection.

We have also entered into a royalty agreement with Uniden America Corporation allowing Uniden to incorporate our VMWI technology into Uniden’s Products for a per unit fee. Royalty revenue from this agreement was $34,625 and $131,686 in fiscal 2003 and 2002, respectively.

Revenue for the three-month period ended December 31, 2003 included royalty revenue of $48,035 from our multi-sense/stutter-dial patent compared to $18,200 for the three-month period ended December 31, 2002. The payment received in the three-month period ended December 31, 2003, included a $39,688 nonrecurring royalty payment and does not accurately reflect current patent use.

Employees

As of December 31, 2003, we employed twenty-six persons of whom eleven were engaged in research and development, three in operations, eight in sales, marketing, and customer support, and four in general administration and finance. Twenty-five of these employees are employed on a full-time basis. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good.

Our success, if any, will be dependent on our ability to attract and retain highly skilled technical personnel as well as marketing and sales personnel. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for highly skilled technical, managerial, sales, and marketing personnel is intense. There can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

Description of Property

Our principal executive offices are located at 1054 South DeAnza Boulevard, Suite 105, San Jose, California 95129. These facilities consist of approximately 3,900 square feet of office space pursuant to a lease that expires on March 31, 2006. We have a second location at 6570 Seville Drive, Canfield, Ohio 44406 that houses an engineering group and customer support for the Eastern United States. The Ohio facility consists of approximately 5,000 square feet of office space pursuant to a lease that expires in October 2006.

We have not invested in real property at this time nor do we intend to do so. We have no formal policy with respect to investments in real estate or investments with persons primarily engaged in real estate activities.

Legal proceedings

We are not currently parties or subject to any legal proceedings that we believe would have a material adverse effect on our business, revenues, operating results, or financial condition. As noted above, however, the markets in which we compete involve substantial investments to protect intellectual property rights. To the extent we became involved in material intellectual property litigation, either as a plaintiff or defendant, such litigation could require substantial management time and attention and could have a material adverse effect on our business, revenues, operating results, or financial condition. To the extent we were required to obtain a license to a third party’s intellectual property rights in order to resolve or settle any dispute or litigation, we would likely be required to pay a license fee or royalty, which could have an adverse effect on our operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

Our directors, executive officers and key employees and their ages as of January 31, 2004 are as follows:

Name	Age	Position
Directors and Executive Officers:
Paul F. DePond	50	Chief Executive Officer, President and Chairman
Gaylan I. Larson	64	Vice President, Operations
Gerald W. Rice	56	Chief Financial Officer and Secretary
Rhonda Chicone Shick	39	Vice President of Product Development
Michael K. Ballard(1)(2)	48	Director
Harold S. Blue	42	Director
David A. Brewer(1)(2)	51	Director
Andrew H. Plevin(1)(2)	40	Director
Inder Tallur	39	Director

(1)	Member of the audit committee of the board of directors.
(2)	Member of the compensation committee of the board of directors.

Biographical information for directors and executive officers:

Paul F. DePond, our founder, has served as our President, Chief Executive Officer and Chairman of our board of directors since our inception in August 1994. From September 1992 through May 1994, Mr. DePond served as Vice President of Corporate Marketing at Telebit Corporation, a supplier of high speed modems and dialup remote access products. From January 1991 through September 1992, Mr. DePond served as Vice President of Marketing at Alantec Corporation, a manufacturer of networking products.

Gaylan I. Larson has served as our Vice President of Operations since August 1994. From January 1991 to August 1994, Mr. Larson was Chief Operating Officer of SportSense, Inc., a manufacturer of golf training equipment. Prior to SportSense, Mr. Larson served as General Manager of the Data Systems Division of Hewlett Packard Company, a company with which he had an 18 year relationship.

Gerald W. Rice has served as our Chief Financial Officer and Secretary since August 1994. From November 1993 to June 1996, he owned Comprehensive Business Services, a financial services company franchise. From April 1992 to April 1993, Mr. Rice served as Controller at Surface Sciences Instruments, a manufacturer of capital equipment for surface chemical analysis. From June 1990 to April 1992, Mr. Rice was Vice President of Finance and Secretary of Applied Dielectrics, a manufacturer of microwave circuit boards. Mr. Rice Received an A.A. from Ohlone College in 1969 and a B.A. in Accounting from California State College of Stanislaus in 1971.

Rhonda Chicone Shick has served as our Vice President of Product Development since July 2001. From October 2000 to July 2001, Ms. Shick served as our Director of Engineering and from October 1999 to October 2000, she served as our Engineering Manager. From January 1999 to October 1999, Ms. Schick served as one of our senior software engineers. From September 1996 to January 1999, she served as President of Tech-Xpress Enterprises, Inc.

Michael K. Ballard has served as one of our directors since January 1995. Since September 1996, Mr. Ballard has been the President of Savannah Chanelle Vineyards, Inc. and since 1998, Mr. Ballard has been a partner of Aragon Ventures LLC, a private equity investment firm. From September 1999 to November 2000, he served as President and Chief Executive Officer of e-lingo Corporation, an Internet translation infrastructure company, and from June 1996 to October 1997, he served as a Division Director for Cisco Systems, Inc.

Harold S. Blue has served as a director of the Company since July 2001. Since January 2002, Mr. Blue has served as partner and President of Commonwealth Group Holding, Inc., an investment and merchant bank. From February 1993 to December 2000, Mr. Blue served as Chairman and CEO of ProxyMed, Inc., a healthcare information systems company. From 1979-1984 he was the founder and CEO of Budget Drugs, a pharmacy chain in South Florida. From 1984 to 1988, Mr. Blue was the founder and President of Best Generics, a generic pharmaceutical distributor, which was sold to IVAX Corporation in 1988 at which time Mr. Blue joined IVAX as a director. From 1990 to 1993, Mr. Blue was founder and CEO of Health Services, Inc., a physician practice management company, which was sold to InPhyNet Medical Management, Inc. In addition to being a director of the Company, Mr. Blue serves on the board of directors of EB2B Commerce, Inc., and Commonwealth Group Holding, Inc., which is the general partner of Commonwealth Associates, L.P. Mr. Blue was nominated for election to, and serves on the board of directors, pursuant to the placement agency agreement between the Company and Commonwealth Associates, L.P. dated as of April 25, 2001 and amended as of July 11, 2001. The provision provides that Commonwealth Associates, L.P. shall have the right to designate two directors of the Company’s Board of Directors until less than 100,000 shares of the Company’s Series A preferred stock sold in the Company’s July 2001 private placement are outstanding.

David A. Brewer has served as one of our directors since February 2000. Since January 1999, Mr. Brewer has served as general manager for Aragon Ventures LLC, a venture capital firm. Mr. Brewer has been Chairman of the End Poverty Foundation, a philanthropic organization, since January 2001. From November 1999 to present, Mr. Brewer served as Chief Executive Officer of Explore Holdings LLC, a private equity investment firm, and from July 1995 to December 2003 he has served as a managing member of Inktomi LLC, an internet research company. From September 1996 to December 1998, Mr. Brewer served as President, Chief Executive Officer and director of Explore Technologies, Inc., an educational toy manufacturer. Mr. Brewer was nominated for election to our board of directors pursuant to a requirement contained in that certain securities purchase agreement between us and Mr. Brewer dated March 4, 1999.

Andrew H. Plevin has served as one of our directors since February 1998. Since September 2000, he has served as managing partner of Carnegie Hill Venture Partners, a private equity investment firm. From November 1997 to August 2000, Mr. Plevin served as President, Chief Executive Officer and Chief Financial Officer of Core Software Technology, Inc.

Inder Tallur has served as one of our directors since November 2003. He is a Partner of ComVest Investment Partners. Mr. Tallur joined Commonwealth in 1995 and was Director of Research for four years, following the internet and e-commerce sectors. Prior to Commonwealth, he spent 5 years in the telecommunications and computer industry with companies including Digital Equipment Corporation and HCL-HP India, a subsidiary of Hewlett Packard. Mr. Tallur received a BE in Electronics from Visvesvaraya Regional College of Engineering, Nagpur, India in 1987. He also received an MBA from Tulane University’s A.B. Freeman School of Business in 1994 and an MS in Finance from Boston College in 1995. In addition to being a director of the Company, Mr. Tallur was nominated for election to, and serves on the board of directors pursuant to the placement agency agreement between the Company and Commonwealth Associates, L.P. dated as of April 25, 2001 and amended as of July 11, 2001. The provision provides that Commonwealth Associates, L.P. shall have the right to designate two directors of the Company’s Board of Directors until less than 100,000 shares of the Company’s Series A Preferred Stock sold in the Company’s July 2001 private placement are outstanding.

All directors are elected annually and serve until the next annual meeting of shareholders or until the election and qualification of their successors. All executive officers serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

Our success, if any, will be dependent to a significant extent upon certain key management employees, including Messrs. DePond, Rice, and Larson. We have entered into employment agreements with them as described under caption “Employment Contracts.” These employment agreements are generally “at-will,” however, and do not obligate any individual employee to remain with Notify.

Director compensation

The Company’s directors do not currently receive any cash compensation for service on the Company’s Board of Directors or any committee thereof, although we do reimburse directors for their reasonable out-of-pocket expenses associated with attending meetings. Directors are eligible for option grants under the Company’s 1997 Stock Plan. The following table sets forth the aggregate number of options granted to each non-employee director in each of the last three fiscal years and year-to-date in fiscal 2004.

Non-employee director	Fiscal 2004		Fiscal 2003		Fiscal 2002		Fiscal 2001
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Michael K. Ballard	20,000	$0.23	—	—	50,000	$0.32	—	—
Harold S. Blue	20,000	$0.23	—	—	6,667	$0.32	—	—
David A. Brewer	20,000	$0.23	—	—	40,000	$0.32	—	—
Andrew H. Plevin	20,000	$0.23	—	—	50,000	$0.32	—	—
Inder Tallur(1)	20,000	$0.23	—	—	—	—	—	—
Bertram Poland(2)	—	—	—	—	—	—	—	—
Travis L. Provow(3)	—	—	—	—	4,167	$0.32	—	—

(1)	Became a director in November 2003.
(2)	Resigned as a director in November 2003.
(3)	Resigned as a director in July 2002 and 4,167 options expired in September 2002.

All options granted to directors under the 1997 Stock Plan vest in equal monthly installments over a twelve-month period subject to a director continuing to be a service provider to Notify during that time period. Options are exercisable at any time after vesting has occurred, provided that if a director’s status as a service provider to Notify is terminated, for reasons other than death or disability, such director must exercise the option within the period of time specified in the applicable stock option agreement, or in the absence of a specified time in the stock option agreement, within three (3) months of such termination. If a director’s status as a service provider to Notify is terminated as a result of death or disability, such director’s options must be exercised within the time period specified in the applicable stock option agreement, or in the absence of a specified time period, within twelve (12) months of such termination. Applicable exercise prices for options are based on the closing sales price of our common stock in trading on the day before the date of grant.

Board committees

Our board of directors has established an audit committee and a compensation committee. Our audit committee and compensation committee each currently consist of directors Ballard, Brewer, and Plevin. We believe each of these directors is “independent” as defined under the listing standards of the National Association of Securities Dealers, Inc.

Executive Compensation

The following table sets forth information for the three most recently completed fiscal years concerning the compensation of (i) the Chief Executive Officer and (ii) all other executive officers of the Company who earned over $100,000 in salary and bonus in the fiscal year ended September 30, 2003. We refer to these individuals in this prosepctus as the “Named Executive Officers.”

Summary Compensation Table

Long-Term Compensation
Name and Principal Position	Year	Annual Compensation		Securities Underlying Options (#)	All Other Compensation ($)(1)
		Salary ($)	Bonus ($)
Paul F. DePond Chief Executive Officer	2003 2002 2001	$224,485 208,284 184,424	$10,000 22,500 —	400,000 150,000 650,000	$15,046 12,001 8,993

Gaylan I. Larson(2) Vice President, Operations	2003 2002 2001	121,238 90,837 102,633	7,500 10,000 —	125,000 50,000 200,000	16,983 11,251 12,787

Gerald W. Rice Chief Financial Officer	2003 2002 2001	165,576 150,653 134,573	7,500 — —	125,000 50,000 160,000	16,934 9,840 11,237

Rhonda Chicone-Shick Vice President, R&D	2003 2002 2001	100,375 98,193 88,176	2,500 — —	150,000 50,000 150,000	1,756 1,047 2,186

(1)	Represents payments of health insurance premiums on behalf of the Named Executive Officers.
(2)	Mr. Larson works on a part-time basis.

Option Grants in Last Fiscal Year

The following tables set forth certain information for the Named Executive Officers with respect to grants of options during the year ended September 30, 2003. All options were granted at an exercise price equal to the closing sales price of our common stock on the day prior to the date of grant. All options vest in equal monthly installments over a thirty-six-month period subject to the optionee continuing to be a service provider to Notify during that time period. Options are exercisable at any time after vesting has occurred, provided that if an optionee’s status as a service provider to Notify is terminated, for reasons other than death or disability, such optionee must exercise the option within the period of time specified in the applicable stock option agreement, or in the absence of a specified time in the stock option agreement, within three (3) months of such termination. If an optionee’s status as a service provider to Notify is terminated as a result of death or disability, such optionee’s options must be exercised within the time period specified in the applicable stock option agreement, or in the absence of a specified time period, within twelve (12) months of such termination. Applicable exercise prices for options are based on the closing sales price of our common stock in trading on the day before the date of grant.

Individual Grants

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Paul F. DePond	400,000	33.0%	$0.25	8/5/13
Gaylan I. Larson	125,000	10.4%	$0.25	8/5/13
Gerald W. Rice	125,000	10.4%	$0.25	8/5/13
Rhonda Chicone-Shick	150,000	12.5%	$0.25	8/5/13

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

No Named Executive Officer exercised any stock options during the year ended September 30, 2003 or during the three-month period ended December 31, 2003. The following table sets forth information regarding stock options held as of December 31, 2003 by the Named Executive Officers.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End (1)($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul F. DePond	—	—	681,944	568,056	11,111	388,889
Gaylan I. Larson	—	—	260,416	164,594	3,472	121,528
Gerald W. Rice	—	—	220,416	164,584	3,472	121,528
Rhonda Chicone-Shick	—	—	171,320	203,680	4,167	145,833

1997 Stock Plan

The 1997 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. The 1997 plan was initially approved by the board of directors and the shareholders in January 1997. Unless terminated sooner, the 1997 plan will terminate automatically in January 2007. Under the 1997 plan, we may grant options to purchase up to 3,650,000 shares of our common stock. As of December 31, 2003, we had outstanding options to purchase an aggregate of 3,333,667 shares of our common stock, 20,338 shares had been exercised, and 295,995 shares remained reserved for future grants.

The 1997 plan may be administered by the board of directors or a committee of the board, which committee shall, in the case of options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1997 plan is determined by the committee, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1997 plan may not exceed ten years.

The 1997 plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or a like transaction involving us, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the committee shall provide for each optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option or stock purchase right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen (15) days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of such period.

Employment agreements and change-in-control arrangements

In December 1996, we entered into an employment agreement with Paul F. DePond. The agreement, as amended from time to time, provided for an initial base annual salary of $130,000, which subsequently increased to $150,000 thirteen months following our initial public offering, to $175,000 in February 2000, to $200,000 in October 2001 and to $225,000 in January 2003. Mr. DePond is eligible for a $50,000 bonus contingent upon our attainment of certain performance milestones.

In the event that we terminate Mr. DePond without cause within twelve (12) months following a change in control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of twelve (12) months. In the event that we terminate Mr. DePond without cause apart from a change of control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of three (3) months. Mr. DePond is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. DePond is entitled to receive only those severance or disability benefits as are established under our then-existing severance and benefits plans and policies.

In December 1996, we entered into an employment agreement with Mr. Rice that provided for an initial base annual salary of $105,000. Mr. Rice’s base salary increased to $130,000 in February 2000, to $150,000 October 2001 and to $170,000 in January 2003. Under the agreement, Mr. Rice is eligible to receive annual bonuses based on an earnings target approved by our board of directors. In November 2002, we entered into an employment agreement with Mr. Larson that provides that Mr. Larson will be paid an initial base annual salary of $96,000 and that Mr. Larson will work a minimum of 24 hours per week.

In the event that we terminate Messrs. Larson or Rice without cause within twelve (12) months following a change in control, Messrs. Larson and Rice will be entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. In the event that we terminate Mr. Larson without cause apart from a change of control, Mr. Larson is entitled to receive severance compensation equal to a continuation of his salary for a period of three (3) months. In the event that we terminate Mr. Rice without cause apart from a change of control, Mr. Rice is entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. Messrs. Larson and Rice are not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, the terminated officer is entitled to receive only those severance or disability benefits as are established under our then-existing severance and benefits plans and policies.

The foregoing agreements define a “change in control” as (i) the acquisition of more than 30% of our voting securities by any person or group; (ii) a change in a majority of our Board of Directors occurring within a two year period; or (iii) the approval by our shareholders of a transaction which would result in a transfer of more than 50% of the voting power of our outstanding voting securities, provided that a public offering of our common stock will not constitute a change in control. The agreements define “cause” as an act of dishonesty in connection with employment; a conviction of a felony that will detrimentally affect our reputation or business; willful and gross misconduct injurious to us; and continued and willful failure to perform duties. The agreements define “disability” as the inability to perform duties under the agreement due to mental or physical illness determined to be total and permanent by a physician.

Indemnification of directors and officers and related matters

We have adopted provisions in our articles of incorporation that eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and that authorize us to indemnify our directors and officers to the fullest extent permitted by law. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify these officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, except for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending material litigation or proceeding involving any of our directors or officers where indemnification may be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

November 2000 Private Placement

In November 2000, we sold in a private placement 376,865 shares of common stock and warrants to purchase 188,424 shares of common stock for an aggregate purchase price of $1,225,000. Mr. Andrew H. Plevin, a member of our Board of Directors, purchased 76,916 shares of common stock and warrants to purchase 38,458 shares of common stock for an aggregate consideration of $250,000 in this private placement. The warrants consisted of two warrants to purchase 19,229 shares of common stock at $3.25 per share. We agreed to issue additional warrants and to decrease the exercise price of the warrants if we sold shares of our common stock in a capital raising transaction at a price below $3.25 per share prior to the earlier of (1) November 7, 2003 or (2) our calling our outstanding Class A warrants. In addition, we agreed to register for resale the common stock sold in the private placement and the common stock underlying the warrants.

In July 2001, Mr. Plevin agreed to waive his right to be issued additional warrants if we issued shares of our capital stock at a price below $3.25 per share with respect to the July 2001 private placement described below. In July 2001, the per share exercise price of Mr. Plevin’s two warrants decreased to $1.00 per share as a result of the July private placement and Mr. Plevin exercised his two warrants and received 38,458 shares of common stock for an aggregate purchase price of $38,458.

On July 20, 2001, 337,439 warrants were issued under the anti-dilution terms of the November 2000 private placement. 147,085 of these warrants were exercised in the period June 2002 through August 2002. 190,354 anti-dilution warrants with an exercise price of $0.01 are outstanding and expire on July 20, 2004. The remaining 74,983 three-year warrants issued with the November 2000 private placement expired on November 14, 2003.

July 2001 Private Placement

On July 20, 2001, we completed a preferred stock and warrant financing. In the financing, we sold shares of our Series A preferred stock convertible into an aggregate of 5,010,000 shares of our common stock and warrants to purchase an aggregate of 1,753,500 shares of common stock at an exercise price of $1.00 per share. The proceeds from the financing, net of the placement agent’s commission, were approximately $4,509,000.

We issued to ComVest Venture Partners, L.P. a warrant to purchase 118,151 shares of common stock on May 15, 2001 in connection with ComVest Venture Partners’ commitment to invest in the financing the difference between $5,000,000 and the aggregate amount of money invested by all other investors in the financing. In the financing, ComVest purchased approximately $1,400,000 of securities. In addition, we granted Commonwealth Associates, L.P., the placement agent for the financing, an option to purchase (i) shares of Series A preferred stock convertible into an aggregate of 926,850 shares of common stock and (ii) a warrant to purchase 324,397 shares of common stock.

Holders of our outstanding Series A preferred stock have the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price is $10.00 plus any accrued dividends.

Subject to certain limitations set forth below, we have the option to pay the redemption price in cash or in shares of our common stock. If all holders of outstanding Series A preferred stock as of December 31, 2003 elected to redeem, the aggregate redemption price would total $4,610,000. The holders of Series A preferred stock have the option to receive the redemption price in cash or in shares of our common stock; provided, however, that we are not obligated to pay the redemption price in cash unless our board of directors unanimously approves such payment in cash. If we fail to pay the entire redemption price for a cash redemption that is unanimously approved by our board of directors, the redemption price will be increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we fail to make such payment, subject to certain periods during which we can cure our default. We do not currently have sufficient cash to pay any redemption.

If the holders of Series A preferred stock choose to receive the redemption price in shares of common stock, each holder of Series A preferred stock requesting redemption will receive that number of shares of common stock equal to (x) the aggregate redemption price owed to him divided by (y) the redemption conversion price, which is the greater of (i) the average closing bid price for a defined period of twenty (20) trading days and (ii) $0.50 per share. We may pay the redemption price in shares of our common stock, only if the shares of common stock are registered for resale under the Securities Act pursuant to an effective registration statement or may be sold without any volume or similar restriction and/or limitation under Rule 144 pursuant to Rule 144(k) of the Securities Act. If the shares of common stock do not meet this condition, the redemption conversion price will automatically be reduced by five percent (5%) and the redemption price increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we are unable to satisfy the condition, subject to certain periods during which we can cure our default.

We agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock underlying all securities issued in connection with the financing. Also, we agreed to appoint two designees of Commonwealth Associates, L.P. to our board of directors and caused the authorized number of directors on our board of directors to be no greater than six at the 2003 shareholders meeting. Messrs. Harold S. Blue and Inder Tallur are Commonwealth Associates’ current designees to our board of directors. We have agreed to provide Commonwealth Associates, L.P. with (i) finder’s fees in connection with certain future financings, (ii) observation rights of members of our board of directors, and (iii) membership rights to committees of the board of directors.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our Common Stock and our Series A Preferred Stock as of January 1, 2004, by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of that class of our stock, (ii) each of our directors, (iii) each of the executive officers, and (iv) all directors and executive officers as a group.

These tables are based on information provided to us or filed with the SEC by our directors, executive officers and principal shareholders. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock and/or Series A Preferred Stock, as indicated in the table, issuable upon exercise of options or warrants that are currently exercisable or are exercisable within 60 days after January 1, 2004, are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other shareholder. Unless otherwise indicated, the address for each shareholder listed in the following tables is c/o Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129.

	Shares of Common Stock Beneficially Owned		Shares of Series A Preferred Stock Beneficially Owned		Shares of Common Stock Beneficially Owned (Assuming Preferred Stock Conversion)
Name and Address of Beneficial Owner	Number (1)	Percentage (1)	Number (2)	Percentage (2)	Number (3)	Percentage (3)
Entities and persons affiliated with Commonwealth Associates Group Holdings, LLC(4)(5)(6)	939,207	17.0%	232,678	42.0%	3,265,987	31.9%

c/o Commonwealth Associates, L.P. 830 Third Avenue New York, NY 10022 Entities and persons affiliated with RMC Capital, LLC(7)	350,000	7.1	100,000	21.7	1,350,000	14.1

c/o RMC Capital, LLC 1640 Powers Ferry, Suite 125 Marietta, GA 30067 Harold S. Blue(8)	842,011	15.5	204,912	39.0	2,891,131	28.6

Inder Tallur(9)	828,617	15.3	202,990	38.7	2,858,517	28.3

David A. Brewer(10)	1,232,801	26.6	—	*	1,232,801	13.3

Paul F. DePond(11)	1,146,217	21.1	—	*	1,146,217	11.4

Gaylan I. Larson(12)	370,618	7.6	—	*	370,618	3.9

Gerald W. Rice(13)	283,814	5.8	—	*	283,814	3.0

Rhonda Chicone-Shick(14)	241,180	5.0	—	*	241,180	2.6

Andrew Plevin(15)	160,736	3.5	—	*	160,736	1.7

Michael Ballard(16)	124,781	2.7	—	*	124,781	1.3

All directors and executive officers as a group (9 persons)	4,388,764	68.6	206,193	44.3	6,450,694	58.6

*	less than 1%
(1)	Applicable percentage of ownership is based on 4,599,808 shares of our Common Stock outstanding as of January 1, 2004, together with applicable options or warrants for such shareholder.
(2)	Applicable percentage of ownership is based on 461,000 shares of Series A Preferred Stock outstanding as of January 1, 2004, together with applicable options for such shareholder.
(3)	Applicable percentage of ownership is based on 9,209,808 shares of our capital stock outstanding as of January 1, 2004, assuming the conversion of all Series A Preferred Stock into Common Stock, together with applicable options or warrants for such shareholder.

(4)	Includes shares beneficially owned by Commonwealth Asociates Group Holdings, LLC (“CAGC”), Commonwealth Management, LLC (“Commenwealth Management”), Commonwealth Associates, L.P. (“Commonwealth”), ComVest Management, LLC (“ComVest Management”), ComVest Venture Partners, L.P. (“ComVest”), Michael Falk, Keith Rosenbloom, Harold Blue, Inder Tallur, and other employees of CAGC, or its affiliates, who may not have sole or shared voting or dispositive power over shares held by CAGC, or its affiliates. CAGC is the sole member of Commonwealth Management, which is the general partner of Commonwealth, and ComVest Management, which is the general partner of ComVest. Mr. Falk is the chairman of CAGC and a manager of ComVest Management. According to the Schedule 13D filed on August 9, 2001, by ComVest, ComVest Management, Commonwealth, Commonwealth Management, Mr. Falk, RMC Capital, LLC (“RMC”) and Robert Priddy (the “ComVest/RMC Schedule 13D”), Mr. Falk shares voting and dispositive power over the shares held by ComVest and Commonwealth. Mr. Rosenbloom is a manager of ComVest Management. Mr. Blue is the president of CAGC and a director of Notify. Mr. Tallur is a partner of ComVest Investment Partners and a director of Notify.
(5)	Common Stock consists of (i) 608,151 shares issuable to Comvest upon exercise of outstanding common stock warrants, (ii) 90,650 shares issuable to ComVest upon exercise of the warrants that are issuable upon exercise of an option to purchase 2.59 units, in which each unit consists of 10,000 shares of Series A Preferred Stock and a warrant to purchase 35,000 shares of common stock (a “Preferred Unit”), (iii) 125,331 shares issuable to Commonwealth upon exercise of warrants that are issuable upon exercise of an option to purchase 3.580907 Preferred Units, (iv) 38,684 shares issuable to Mr. Falk upon exercise of the warrants that are issuable upon exercise of an option to purchase 1.105267 Preferred Units, (v) 11,212 shares issuable to Mr. Rosenbloom upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.320367 Preferred Units, (vi) 11,212 shares issuable to Mr. Blue upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.320367 Preferred Units, (vii) 6,667 shares issuable to Mr. Blue upon exercise of options, (viii) 4,485 shares issuable to Mr. Rosenbloom upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.128147 Preferred Units, and (ix) 42,815 shares issuable to other employees of CAGC, or its affiliates, upon exercise of warrants that are issuable upon exercise of options to purchase an aggregate of 1.223445 Preferred Units.
(6)	Series A Preferred Stock consists of (i) 140,000 shares held by ComVest, (ii) 25,900 shares issuable to ComVest upon exercise of an option to purchase 2.59 Preferred Units, (iii) 35,809 shares issuable to Commonwealth upon exercise of an option to purchase 3.580907 Preferred Units, (iv) 11,052 shares issuable to Mr. Falk upon exercise of an option to purchase 1.105267 Preferred Units, (v) 3,203 shares issuable to Mr. Rosenbloom upon exercise of an option to purchase 0.320367 Preferred Units, (vi) 3,203 shares issuable to Mr. Blue upon exercise of an option to purchase 0.320367 Preferred Units, (vii) 1,281 shares issuable to Mr. Tallur upon exercise of an option to purchase 0.128147 Preferred Units, and (viii) 12,230 shares issuable to other employees of CAGC, or its affiliates, upon exercise of options to purchase an aggregate of 1.223445 Preferred Units.
(7)	Common Stock consists of 350,000 shares issuable upon exercise of warrants. Robert Priddy is a manager of RMC. According to the ComVest/RMC Schedule 13D, Mr. Priddy shares voting and dispositive power over the shares held by RMC.
(8)	Common Stock consists of (i) 698,801 shares issuable to ComVest, (ii) 125,331 shares issuable to Commonwealth, (iii) 11,212 shares issuable to Mr. Blue upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.320367 Preferred Units and (iv) 6,667 shares issuable upon exercise of options. Series A Preferred Stock consists of (i) 140,000 shares held by ComVest, (ii) 25,900 shares issuable to ComVest, (iii) 35,809 shares issuable to Commonwealth and (iv) 3,203 shares issuable to Mr. Blue upon exercise of an option to purchase 0.320367 Preferred Units.
(9)	Common Stock consists of (i) 698,801 shares issuable to ComVest, (ii) 125,331 shares issuable to Commonwealth and (iii) 4,485 shares issuable to Mr. Tallur upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.128147 Preferred Units. Series A Preferred Stock consists of (i) 140,000 shares held by ComVest, (ii) 25,900 shares issuable to ComVest, (iii) 35,809 shares issuable to Commonwealth and (iv) 1,281 shares issuable to Mr. Tallur upon exercise of an option to purchase 0.128147 Preferred Units.
(10)	Includes (i) 40,000 shares issuable upon exercise of options, (ii) 7,201 shares of common stock owned by New Madrone Fund, Inc., of which Mr. Brewer is a shareholder and (iii) 3,500 shares of common stock issuable upon exercise of warrants owned by JEB Associates, of which Mr. Brewer is a shareholder.
(11)	Includes 827,778 shares issuable upon exercise of options.
(12)	Includes 298,611 shares issuable upon exercise of options.
(13)	Includes 258,611 shares issuable upon exercise of options.
(14)	Includes 241,180 shares issuable upon exercise of options.
(15)	Includes 50,000 shares issuable upon exercise of options.
(16)	Includes 60,000 shares issuable upon exercise of options.

DESCRIPTION OF SECURITIES

Common Stock

We have authorized 30,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any shares of preferred stock currently outstanding or to be issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably with the holders of our Series A Preferred Stock in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, without the consent of the holders of our common stock, from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board of directors may determine. The board of directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of holders of common stock and discourage, delay or prevent a change in control of Notify Technology Corporation.

Series A Preferred Stock

We have authorized a total of 900,000 shares of Series A preferred stock. We have issued 501,000 shares of Series A preferred stock, of which 461,000 shares remain outstanding. In addition we have issued options to purchase an aggregate of 92,678 shares of Series A preferred stock.

Voting

Each holder of Series A preferred stock is entitled to vote on all matters as to which holders of our common stock are entitled to vote. Each share of Series A preferred stock entitles the holder thereof to the number of votes equal to the number of shares of common stock into which the Series C preferred stock is convertible.

Conversion

Each share of Series A preferred stock is convertible into the number of shares of our common stock equal to $10.00 divided by the conversion price, which is currently $1.00. The conversion price is subject to anti-dilution protection if we issue our common stock at prices less than the then current conversion price or at a price less than the market value of our common stock and for stock splits, stock dividends and other similar transactions. The conversion price is also subject to adjustment if we fail to maintain an effective registration statement to register the resale the common stock underlying the Series A preferred stock.

Liquidation Preference

Upon occurrence of (1) our liquidation, (2) a merger or consolidation of us where our existing shareholders do not retain more than 50% of the voting power in us, (3) a sale of all or substantially all of our assets or (4) an acquisition of 50% or more of the voting power in us by a single person or group, each share of Series A preferred stock is entitled to receive in preference to holders of our common stock an amount equal to $12.00 per share. After receiving this $12.00 preference, the holders of Series A preferred stock will share pro-rata, on an as converted to common stock basis, with the holders of our common stock in the distribution of our assets.

Redemption

Holders of our outstanding Series A preferred stock have the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price is $10.00 plus any accrued dividends. The holders of Series A preferred stock have the option to receive the redemption price in cash or in shares of our common stock; provided, however, that we are not obligated to pay the redemption price in cash unless our board of directors unanimously approves such payment in cash. If all holders of outstanding Series A preferred stock as of December 31, 2003 elected to redeem, the aggregate redemption price would total $4,610,000. If we fail to pay the entire redemption price for a cash redemption that is unanimously approved by our board of directors, the redemption price will be increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we fail to make such payment, subject to certain periods during which we can cure our default.

If the holders of Series A preferred stock choose to receive the redemption price in shares of common stock, each holder of Series A preferred stock requesting redemption will receive that number of shares of common stock equal to (x) the aggregate redemption price owed to him divided by (y) the redemption conversion price, which is the greater of (i) the average closing bid price for a defined period of twenty (20) trading days and (ii) $0.50 per share. We may pay the redemption price in shares of our common stock, only if the shares of common stock are registered for resale under the Securities Act pursuant to an effective registration statement or may be sold without any volume or similar restriction and/or limitation under Rule 144 pursuant to Rule 144(k) of the Securities Act. If the shares of common stock do not meet this condition, the redemption conversion price will automatically be reduced by five percent (5%) and the redemption price increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we are unable to satisfy the condition, subject to certain periods during which we can cure our default.

Transfer Agent and Warrant Agent

American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the shares of common stock.

SELLING SECURITY HOLDERS

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of December 31, 2003. The third column lists the number of shares of common stock that may be resold under this prospectus. The fourth and fifth columns list the number of shares of common stock owned and the percentage of common stock owned after the resale of the common stock registered under this prospectus. Except for the ownership of the common stock, none of the selling shareholders, other than Inder Tallur and Harold Blue have had any material relationship with us within the past three years. With respect to Messrs. Tallur and Blue, they are directors of Notify Technology Corporation. The total number of shares of our common stock outstanding as of December 31, 2003 was 4,599,808. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock issuable upon conversion of preferred stock and shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after December 31, 2003 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.

Name of Selling Shareholder	Common Shares Beneficially Owned Prior to Offering	Common Shares Offered by this Prospectus	Common Shares Owned After Offering
			Number	Percentage
Comvest Venture Partners, L.P.	2,357,801	2,357,801	—	*
RMC Capital, LLC	1,350,000	1,350,000	—	*
Commonwealth Associates, L.P.(1)	483,421	483,421	—	*
Neal I. Goldman	202,500	202,500	—	*
Siam Partners II	202,500	202,500	—	*
Tahoe Partnership	202,500	202,500	—	*
Porter Partners, LP	197,100	197,100	—	*
Michael Falk	149,204	149,204	—	*
David Chazen	135,000	135,000	—	*
Flynn Corporation	135,000	135,000	—	*
Kanodia Partners LP	135,000	135,000	—	*
Daniel S. Och	135,000	135,000	—	*
Mark Reichenbaum	135,000	135,000	—	*
Michael And Tracy Bollag JTWROS	101,250	101,250	—	*
William T. McCaffrey	101,250	101,250	—	*
James Nealis	101,250	101,250	—	*
Paul Silpe And Beverly Silpe (JTWROS)	101,250	101,250	—	*
EDJ Limited	98,550	98,550	—	*
Ben Joseph Partners	98,550	98,550	—	*
The Hoffman Family Trust	17,500	17,500	—	*
DW Trustees (BVI) Ltd. FBO Rectory Farm Settlement - Main Fund	67,500	67,500	—	*
Sir Richard Evans	67,500	67,500	—	*
Fiduciary Management Services Limited	67,500	67,500	—	*
Denis Fortin	67,500	67,500	—	*
Harry Thomas Marren	67,500	67,500	—	*
MRL Astor Expectancy Trust	67,500	67,500	—	*
Howard Rosenbloom	67,500	67,500	—	*
Ricky C. Sandler	67,500	67,500	—	*

Name of Selling Shareholder	Common Shares Beneficially Owned Prior to Offering	Common Shares Offered by this Prospectus	Common Shares Owned After Offering
			Number	Percentage
Kerry B. Skeen Revocable Trust	67,500	67,500	—	*
Jonathan D. Green	67,500	67,500	—	*
Carol R. Hill Spousal Trust	52,500	52,500	—	*
Harold Blue(2)	43,242	43,242	—	*
Keith Rosenbloom	43,242	43,242	—	*
Carl Grover	35,000	35,000	—	*
William Anthony Rice	35,000	35,000	—	*
Carl Kleidman	34,590	34,590	—	*
Daphne Astor Grandchildren’s Trust	33,750	33,750	—	*
Michael Astor	33,750	33,750	—	*
DW Trustees (BVI) Ltd. FBO Rectory Farm Settlement-Children’s Fund	33,750	33,750	—	*
William F. Kirk, Jr. & Lynn R. Kirk, JTWROS	33,750	33,750	—	*
James H. Rion	33,750	33,750	—	*
Robert S. O’Hara, Jr.	33,750	33,750	—	*
Robert O’Sullivan	25,947	25,947	—	*
Scott Greiper	25,947	25,947	—	*
Brian Frank	25,664	25,664	—	*
Salvatore Trupiano	24,300	24,300	—	*
Inder Tallur(3)	17,295	17,295	—	*
Joseph P. Wynne	17,295	17,295	—	*
Peter Latour	10,936	10,936	—	*
Anthony J. Giardina	8,642	8,642	—	*
Thom Waye	6,481	6,481	—	*
David Boris	4,321	4,321	—	*
Tina Prountzos	2,700	2,700	—	*
Beth Lipman	1,728	1,728	—	*
Susan Hoffman	864	864	—	*

*	Represents holdings of less than one percent
(1)	Commonwealth Associates, L.P. acted as our placement agent in a private financing that we completed in July 2001. Pursuant to the terms of a placement agency agreement, Commonwealth can designate two of our directors. Commonwealth Associates, L.P. designated two of our directors, Inder Tallur and Harold Blue.
(2)	Mr. Blue is one of our directors.
(3)	Mr. Tallur is one of our directors.

PLAN OF DISTRIBUTION

Resales by selling shareholders

We are registering the resale of the shares on behalf of the selling shareholders. The selling shareholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale.

Donees and pledgees

The term “selling shareholders” includes donees, i.e., persons who receive shares from a selling shareholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who, upon contractual default by a selling shareholder, may seize shares which the selling shareholder pledged to such person. If a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

Costs and commissions

We will pay all costs, expenses, and fees in connection with the registration of the shares. The selling shareholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of sale transactions

The selling shareholders may sell the shares in one or more types of transactions (which may include block transactions):

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions;

•	through short sales; or

•	any combination of such methods of sale.

The shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have informed us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with the proposed sale of shares.

Sales to or through broker-dealers

The selling shareholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through, broker-dealers. Such broker-dealers may act either as an agent of a selling shareholder, or as a principal for the broker-dealer’s own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

Deemed underwriting compensation

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus delivery requirements

Because they may be deemed underwriters, the selling shareholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Over-the-Counter Market in accordance with Rule 153 under the Securities Act. Notify has informed the selling shareholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Exchange Act.

State requirements

Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exist an exemption from the registration or qualification requirement and that the exemption has been complied with.

Sales under rule 144

Selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

Distribution arrangements with broker-dealers

If a selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade;

•	special offering;

•	exchange distribution or secondary distribution; or

•	a purchase by a broker or dealer,

we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

The supplement will disclose:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus; and

•	any other facts material to the transaction.

The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be “underwriters” within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling shareholder has purchased the shares of common stock in the ordinary course of its business, and at the time the selling shareholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING SHAREHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING SHAREHOLDER OR ANY SUCH OTHER PERSON.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements as of September 30, 2003 and for the year then ended included in this Prospectus have been included in reliance on the report of Burr, Pilger & Mayer LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Notify Technology Corporation for the year ended September 30, 2002 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE TO FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and amendments thereof and the exhibits thereto, which may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains the registration statement of which this prospectus is a part. The address of the SEC’s website is http://www.sec.gov.

We are also subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and therefore file with the SEC annual and quarterly reports, proxy statements, and other information required under the Exchange Act. These filings are also available at the SEC’s website referenced above.

You may also request a copy of the registration statement, our most recent annual report on Form 10-K, and any Exchange Act reports filed after the most recent Form 10-K by writing us at Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129, Attn: Chief Financial Officer.

Notify Technology Corporation

Financial Statements

Years ended September 30, 2003 and 2002

and

Three-month periods ended December 31, 2003 and 2002

Report of Independent Auditors

The Board of Directors and Shareholders

Notify Technology Corporation

We have audited the accompanying balance sheet of Notify Technology Corporation as of September 30, 2003, and the related statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Notify Technology Corporation at September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The 2003 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BURR, PILGER & MAYER LLP

Palo Alto, California

November 4, 2003

Report of Independent Auditors

The Board of Directors and Shareholders

Notify Technology Corporation

We have audited the accompanying statements of operations, shareholders’ equity, and cash flows of Notify Technology Corporation for the year ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Notify Technology Corporation for the year ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The 2002 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

San Jose, California

October 31, 2002

Notify Technology Corporation

Balance Sheets

	September 30, 2003	December 31, 2003
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$556,805	$1,136,255
Restricted cash	436,000	3,100
Accounts receivable	528,927	262,768
Other current assets	101,406	72,898

Total current assets	1,623,138	1,475,021
Property and equipment, net	247,168	218,612

Total assets	$1,870,306	$1,693,633

Liabilities and shareholders’ equity
Current liabilities:
Short term borrowings	$162,750	$—
Current portion of capital lease obligations	13,725	13,931
Accounts payable	108,948	34,999
Accrued payroll and related liabilities	141,792	140,172
Deferred revenue	438,137	711,445
Customer advances	417,786	371,442
Other accrued liabilities	160,050	132,465

Total current liabilities	1,443,388	1,404,454
Long term portion of capital lease obligations	31,195	27,633

Total liabilities	1,474,583	1,432,087

Shareholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized
Series A convertible redeemable preferred stock, $0.001 par value, 900,000 shares designated and 461,000 shares issued and outstanding at September 30, 2003 and December 31, 2003 (unaudited); redemption amount and liquidation preference of $5,532,000 at September 30, 2003 and December 31, 2003 (unaudited)	993,742	993,742
Common stock $0.001 par value, 30,000,000 shares authorized, 5,833,678 shares issued and outstanding at September 30, 2003 and 4,599,808 shares issued and outstanding at December 31, 2003 (unaudited)	5,834	4,600
Additional paid-in capital	21,816,474	21,817,708
Accumulated deficit	(22,420,327)	(22,554,504)

Total shareholders’ equity	395,723	261,546

Total liabilities and shareholders’ equity	$1,870,306	$1,693,633

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Statements of Operations

	Fiscal Year Ended September 30,		Three-Month Period Ended December 31,
	2002	2003	2002	2003
			(Unaudited)
Revenue:
Product revenue	$2,946,060	7,089,228	$1,989,390	$331,996
Service revenue	404,174	1,216,897	254,884	421,718
Royalty revenue	131,686	34,625	18,200	48,035

Total revenue	3,481,920	8,340,750	2,262,474	801,749

Cost of revenue:
Product cost	1,789,982	5,375,808	1,511,289	205,319
Service cost	77,567	978,011	89,412	50,719

Total cost of revenue	1,867,549	6,353,819	1,600,701	256,038

Gross profit	1,614,371	1,986,931	661,773	545,711

Operating expenses:
Research and development	1,074,817	990,355	247,809	220,993
Sales and marketing	644,514	462,255	110,553	142,931
General and administrative	1,673,506	1,487,966	364,378	307,078

Total operating expenses	3,392,837	2,940,576	722,740	671,002

Loss from operations	(1,778,466)	(953,645)	(60,967)	(125,291)
Interest (income) expense and other, net	(36,714)	146,830	37,569	8,886

Net loss	$(1,741,752)	$(1,100,475)	$(98,536)	$(134,177)

Basic and diluted net loss per share	$(0.41)	$(0.24)	$(0.02)	$(0.03)
Weighted average shares outstanding	4,222,167	4,568,510	4,549,808	4,599,808

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Statements of Shareholders’ Equity

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Shareholders	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at September 30, 2001	501,000	$1,079,967	5,286,593	$5,287	$21,724,525	$(2,500)	$(19,578,100)	$3,229,179
Proceeds from exercise of warrants	—	—	147,085	147	1,324	—	—	1,471
Conversion of preferred stock to common stock	(35,000)	(75,447)	350,000	350	75,097	—	—	—
Deferred compensation relating to grant of stock options	—	—	—	—	4,800	—	—	4,800
Net loss and comprehensive net loss	—	—	—	—	—	—	(1,741,752)	(1,741,752)

Balance at September 30, 2002	466,000	1,004,520	5,783,678	5,784	21,805,746	(2,500)	(21,319,852)	1,493,698
Conversion of preferred stock to common stock	(5,000)	(10,778)	50,000	50	10,728	—	—	—
Forgiveness of shareholder loan	—	—	—	—	—	2,500	—	2,500
Net loss and comprehensive net loss	—	—	—	—	—	—	(1,100,475)	(1,100,475)

Balance at September 30, 2003	461,000	993,742	5,833,678	5,834	21,816,474	—	(22,420,327)	395,723
Cancellation of shares placed in escrow	—	—	(1,233,870)	(1,234)	1,234	—	—	—
Net loss and comprehensive net loss	—	—	—	—	—	—	(134,177)	(134,177)

Balance at December 31, 2003 (unaudited)	461,000	$993,742	4,599,808	$4,600	$21,817,708	$—	$(22,554,504)	$261,546

The accompanying notes are an integral part of these financial statements.

Notify Technology Corporation

Statements of Cash Flows

	Fiscal Year Ending September 30,		Three Month Periods Ended December 31,
	2002	2003	2002	2003
			(unaudited)
Net loss	$(1,741,752)	$(1,100,475)	$(98,536)	$(134,177)
Adjustments to reconcile net loss to cash used in Operating activities:
Depreciation and amortization	107,562	116,579	24,461	28,727
Loss from the sale of property and equipment	1,990	5,742	—	6,080
Stock-based compensation	4,800	—	—	—
Forgiveness of shareholder loan	—	2,500	—	—
Changes in operating assets and activities:
Accounts receivable, net	(470,196)	56,047	(802,304)	266,159
Inventories	(287,515)	399,596	366,311	—
Pre-paid inventory	—	—	(292,750)	—
Other current assets	(32,753)	(19,979)	6,864	28,508
Accounts payable	262,936	317,876	(351,439)	(73,949)
Deferred revenue	104,708	69,466	6,494	273,308
Other accrued liabilities	(51,640)	405,191	78,503	(75,749)

Net cash provided by (used in) operating activities	(2,101,860)	(383,209)	(1,062,396)	318,907

Cash flows used in investing activities:
Purchase of property and equipment	(108,834)	(160,259)	(87,660)	(9,251)
Proceeds from the sale of fixed assets	—	2,175	—	3,000
Increase (decrease) in restricted cash	(568,944)	415,300	351,300	432,900

Net cash provided by (used in) investing activities	(677,778)	257,216	263,640	426,649

Cash flows provided by financing activities:
Net proceeds from (payments on) short term borrowings	—	162,750	488,250	(162,750)
Proceeds from the exercise of options and warrants	1,471	—	—	—
Payments on capital leases	—	(6,608)	—	(3,356)

Net cash (used in) provided by financing activities	1,471	156,142	488,250	(166,106)

Net increase (decrease) in cash and cash equivalents	(2,778,167)	30,149	(310,506)	579,450
Cash and cash equivalents at beginning of period	3,304,823	526,656	526,656	556,805

Cash and cash equivalents at end of period	$526,656	$556,805	$216,150	$1,136,255

Supplemental disclosure of non-cash transactions:
Conversion of preferred stock to common stock	$75,447	$10,778	$—	$—
Equipment purchased under capital lease	$—	$51,528	$—	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$137,857	$14,786	$2,990
Cash paid for income taxes	$—	$2,000	$—	$—

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Notes to Financial Statements

1. Business and Basis of Presentation

Notify Technology Corporation (the Company or Notify), incorporated in California in 1994, is a communications service and software provider for wireline and wireless notification and messaging services. The Company is also a supplier of innovative call and message notification products and services.

The Company has incurred net losses since inception and may incur net losses and negative cash flow from operations for at least the next two or three years. The Company incurred losses of $134,177 in the three-month period ended December 31, 2003 and $1,100,475 and $1,741,752 for the years ended September 30, 2003 and 2002, respectively. The Company has an accumulated deficit of $22,420,327 as of September 30, 2003. During three-month period ended December 31, 2003 and fiscal 2003, the Company financed its operations through a combination of short term borrowings, the sale of its products and existing cash balances. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to fund its recurring losses from operations depends upon the continuation of its current Visual Got Mail Solution program, its success in its wireless e-mail notification and wireless e-mail notification market solutions, and/or raising other sources of financing. Management does not believe that its existing cash balances are sufficient to fund its operations through September 30, 2004. Management plans to seek additional financing, restructure its business in order to reduce costs and potentially seek the sale or licensing of certain technologies, however, there can be no assurance that management will be successful in implementing such plans. The sale of additional equity or debt securities may result in additional dilution to existing shareholders. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights that are senior to existing shareholders and could contain covenants that would restrict operations. Any additional financing may not be available in amounts or on terms acceptable of the Company, if at all.

2. Summary of Significant Accounting Policies

Unaudited interim results

The accompanying balance sheet as of December 31, 2003 and the statements of operations, shareholders’ equity and cash flows for the three-month periods ended December 31, 2002 and 2003 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to the financial statements for those periods is also unaudited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Notify Technology Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid, temporary investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are deposited in demand and money market accounts in two financial institutions in the United States.

At September 30, 2003, the Company has $436,000 of outstanding letters of credit to suppliers related to a commitment to purchase additional inventory. The letters of credit are collateralized by a money market account of $436,000, which is recorded as restricted cash.

Accounts Receivable/ Allowance for Doubtful Accounts

Accounts receivable are stated at net realizable value. Uncollectible receivables are recorded as bad debt expense when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Historically, the bad debts have been insignificant and the allowance for bad debt approximates the average bad debt expense.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. At September 30, 2003 and December 31, 2003, the carrying value of the inventory was zero.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets: five years for furniture and office equipment and three years for software and computer equipment. Leasehold improvements and assets under capital leases are amortized by the straight-line method over the shorter of the lease term or the estimated useful lives of such assets. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in the statement of operations. Repairs and maintenance are expensed as incurred.

Long-Lived Assets

The Company monitors the recoverability of long-lived assets based on estimated use factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or realized upon sale. The Company’s policy is to write down assets to their net recoverable amount, which is determined based on either discounted future net cash flows or appraised values, in the period when it is determined that the carrying amount of the asset is not likely to be recoverable.

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Income Taxes

The Company accounts for income taxes under the liability method. The estimated future tax effect of differences between the basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. A valuation allowance has been established to reduce deferred tax assets as it is more likely than not that all, or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $3,069 and zero for the years ended September 30, 2003 and 2002, respectively.

Revenue Recognition

The Company recognizes revenue on sales of call and message notification products when the product is delivered, title has transferred, and no obligations remain. Service income is recognized on a straight-line basis over the period of the service agreement. Revenue from royalty agreements is recognized on receipt of payment.

Deferred revenue relates to (i) products where title has transferred and payment has been received but the product has not been delivered to the customer; (ii) service revenue that is being recognized over the period of the service agreement; and (iii) products that have been delivered and are pending installation and configuration, at which time title transfers to the customer.

Shipping and Handling Costs

The Company includes fees billed to customers relating to shipping and handling in net sales. Shipping and handling costs are classified as a component of cost of sales.

Research and Development

Based on the Company’s software development process, the time period between the establishment of technological feasibility and completion of the hardware component and the release of the product is short and capitalization of internal development costs has not been material to date.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade accounts receivable. Cash and cash equivalents and restricted cash held with financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents or restricted cash.

The Company performs ongoing credit evaluations and generally requires no collateral. The Company maintains reserves for credit losses, and such losses have been within management’s expectations. As of September 30, 2003, one customer accounted for 92% of accounts receivable and 100% of the customer advances. Revenue from one customer accounted for 95% and 83% of total revenues for fiscal years ended September 30, 2003 and 2002, respectively.

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The Company utilizes an offshore manufacturer to manufacture the products and this manufacturer may not be able to support the manufacturing requirements. If the Company is unable to obtain sufficient quantities of sole-source components or subassemblies, or to develop alternate sources, the Company could experience delays or reductions in product shipments or be forced to redesign our products. Each of these scenarios could materially adversely affect the Company’s business and operating results.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123,” amends the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 and SFAS 148 to stock-based employee compensation:

	Fiscal Years		Three-Months Ended December 31
	2002	2003	2002	2003
			(unaudited)
Net loss, as reported	$(1,741,752)	$(1,100,475)	$(98,536)	$(134,177)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	—	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(969,525)	(949,373)	(323,363)	(162,397)

Pro forma net loss	$(2,711,277)	$(2,049,848)	$(421,899)	$(296,574)

Net loss per share—Basic and diluted:
As reported	$(0.41)	$(0.24)	$(0.02)	$(0.03)

Pro forma	$(0.64)	$(0.45)	$(0.09)	$(0.06)

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Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2003
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.53%	3.25%
Expected volatility	112%	139%
Expected life (in years)	4	4
Fair value at grant date	$0.34	$0.19

The company recognized $0 and $4,800 of compensation expense in fiscal 2003 and in fiscal 2002 related to the grant of options to nonemployees.

Net Loss Per Share

Net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of shares outstanding during the period.

The weighted-average number of common shares used in the net loss per share calculation was reduced by 1,233,870 shares of common stock placed in escrow in connection with the Company’s initial public offering.

Options to purchase 3,284,451 and 2,152,055 shares of common stock and warrants to purchase 2,136,988 and 6,134,401 shares of common stock were outstanding at September 30, 2003 and 2002, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

Options to purchase 3,333,667 and 2,140,952 shares of common stock and warrants to purchase 2,062,005 and 4,161,988 shares of common stock were outstanding at December 31, 2003 and 2002, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

Recent Accounting Pronouncements

In January 2003, the Financial Accountings Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. During October 2003, the FASB issued Staff Position 46-6 which is effective for financial statements issued after October 9, 2003, and provides a broad deferral of the latest date by which all entities must apply FIN 46 to certain variable interest entities, to the first reporting period ending after December 15, 2003. The Company believes that the adoption of FIN 46 will not have a material impact on the financial position or results of operations of the Company.

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Notes to Financial Statements (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in the statement of financial position. Mandatorily redeemable financial instruments are subject to the provisions of SFAS 150 for the first fiscal period beginning after June 15, 2003. The Company adopted SFAS 150 on July 1, 2003 with no impact to its financial position or results of operations.

3. Property and Equipment

Property and equipment consist of the following:

September 30, 2003
Furniture and office equipment	$561,104
Software	40,690
Leasehold improvements	2,246

604,040
Less accumulated depreciation and amortization	(356,872)

$247,168

Property and equipment includes $51,528 of office equipment under capital lease with accumulated amortization of $5,715 at September 30, 2003.

Depreciation expense was $116,579 and $107,562 for the years ended September 30, 2003 and 2002, respectively.

4. Short-term Borrowings

In September 2002, the Company entered into a purchase order assignment agreement with a financial institution that allows for the assignment of purchase orders up to $750,000. Borrowings bear interest at 4% above the prime rate (4.0% at September 30, 2003) plus a set up fee of 2.75% and a daily maintenance fee of 0.09166% and are collateralized by substantially all of the Company’s assets. Borrowings are repaid either directly by the Company’s customers or by the Company upon receipt of payment from customers. At September 30, 2003, the outstanding balance under this agreement was $162,750 and the amount available was $587,250. This agreement is for an initial term of twelve months and will continue thereafter for successive twelve months renewal terms unless either party terminates the agreement.

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Notes to Financial Statements (continued)

5. Capital Lease Obligations

During the year ended September 30, 2003, the Company entered into three capital lease agreements for office equipment totaling $51,528, with principal and interest (6.0%) due monthly.

Future minimum lease payments under the leases are as follows:

For the year ending September 30,
2004	16,047
2005	16,047
2006	10,929
2007	5,129
2008	1,569

Total minimum lease payments	49,721
Less: amount representing interest	(4,801)

Present value of net minimum lease payments	44,920
Less: current portion	(13,725)

$31,195

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Notes to Financial Statements (continued)

6. Guarantees

Indemnification Agreements

The Company enters into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors’ and officers’ insurance if available on reasonable terms, which the Company currently has in place.

Product Warranty

The Company warrants its products for a specific period of time, generally twelve months, against material defects. The Company provides for the estimated future costs of warranty obligations in cost of sales when the related revenue is recognized. The accrued warranty costs represents the best estimate at the time of sale of the total costs that the Company expects to incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs are primarily based on historical experience as to product failures as well as current information on repair costs. On a quarterly basis, the Company reviews the accrued balances and updates the historical warranty cost trends. The following table reflects the change in the Company’s warranty accrual during fiscal year 2003 and the first quarter of fiscal 2004:

Warranty accrual, September 30,2002	$36,957
Charged to cost of revenue	17,897
Actual warranty expenditures	(37,797)

Warranty accrual, September 30,2003	17,057
Charged to cost of revenue	2,019
Actual warranty expenditures	(8,559)

Warranty accrual, December 31, 2003 (unaudited)	$10,517

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Notes to Financial Statements (continued)

7. Commitments and Contingencies

The Company currently occupies two facilities under operating leases. The San Jose, California facility lease expires in March 2006 and the Canfield, Ohio facility lease expires in October 2006.

Future minimum lease payments as follows:

Years ending September 30,
2004	$170,397
2005	177,470
2006	57,195

Total	$405,062

Facility rent expense totaled approximately $225,000 and $282,000 for the years ended September 30, 2003 and 2002, respectively.

8. Shareholders’ Equity

Preferred Stock

The board of directors has the authority, without any further vote or action by the shareholders, to provide for the issuance of 4,100,000 shares of preferred stock in one or more series with such designation, rights, preferences, and limitations as the board of directors may determine, including the consideration to be received, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption and fund provisions, conversion rights, and voting rights, all without the approval of the holders of common stock.

Convertible Redeemable Preferred Stock

In July 2001, the Company’s shareholders authorized and the Company completed an offering of Series A convertible redeemable preferred stock (Series A preferred stock) to a group of private investors. In connection with the offering, the Company issued 501,000 shares of Series A preferred stock at $10 per share and issued warrants to purchase 1,753,500 shares of common stock for consideration of $4.2 million, net of issuance costs. The Company has designated a total of 900,000 shares as Series A preferred stock.

The balance sheet reflects the discount or beneficial conversion feature present in the Series A preferred stock. The discount represents the fair value of the conversion ratio at below fair market value of the underlying common stock on the date of closing and the fair value of warrants issued in connection with the issuance of the Series A preferred stock. The discount was recognized as a return to the preferred shareholders (similar to a dividend) over the minimum period of time in which the preferred shareholders can realize the return, which is immediately for the preferred shareholders. The discount was accreted to additional paid-in capital on the September 30, 2001 financial statements.

Each share of Series A preferred stock is initially convertible into the Company’s common stock at a conversion ratio of $1.00 per common share. The Series A preferred stock is convertible into common stock at any time upon the election of the holder. Furthermore, the Series A preferred stock shall automatically convert into common stock upon either the closing of a secondary public offering in

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Notes to Financial Statements (continued)

excess of $25,000,000 at a price per share in excess of $2.00 or if the closing bid price for the common stock is in excess of $2.00 for a period of 20 consecutive trading days. Each share of Series A preferred stock shall entitle the holder thereof to that number of votes on all matters submitted to a vote of the shareholders of the Company equal to the number of shares of common stock into which the Series A preferred stock can be converted.

At any time, and from time to time, on or after July 20, 2003 but before July 26, 2004, upon a written request of at least 10% of the then outstanding shares of Series A preferred stock, the Company must redeem the requested number of shares of Series A preferred stock at a redemption price equal to $10.00 plus accrued dividends. The requesting holders must request that the Company redeem at least the lesser of 50,100 shares or all of the outstanding shares. The Company shall have the option to pay the redemption price in cash or in shares of common stock. If the Company chooses to pay the redemption price in shares of common stock, the value assigned to each share of common stock shall be the greater of (i) the average closing bid price on the OTC Bulletin Board for the twenty (20) trading days preceding the redemption request and (ii) $0.50 per share.

Each Series A preferred stock is entitled to receive upon the liquidation of the Company in preference to holders of common stock, an amount equal to $12 per share, and shall thereafter share ratably, on an as-if-converted-basis, with all other holders of the Company’s securities entitled to participate in the distribution of the Company’s assets.

In connection with the offering of Series A preferred stock, the Company issued options to purchase 9.2685 units at a price per unit of $100,000 to the placement agent. Each unit consists of 10,000 shares of Series A preferred stock convertible into an aggregate of 100,000 shares of common stock with a warrant to purchase 35,000 shares of common stock. The option to purchase units expires in July 2008. The warrant is exercisable at any time through July 2008 at a price of $1.00 per common stock. The preferred stock was valued at $1.45 per share while the warrants were valued at $1.38 per share. At September 30, 2003, all of these options were outstanding.

Additionally the Company also issued a seven year warrant to purchase 118,151 shares of common stock at an exercise price of $1.00 per share to an investment fund in connection with the investment funds commitment to purchase Series A preferred stock for the amount of the difference between $5 million and the aggregate amount of money invested by all other investors in the financing.

During fiscal 2003, 5,000 shares of Series A preferred stock was converted to 50,000 shares of common stock. During fiscal 2002, 35,000 shares of Series A preferred stock was converted to 350,000 shares of common stock.

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Notes to Financial Statements (continued)

Common Stock

The following table summarizes shares of common stock reserved for future issuance by the Company:

September 30, 2003
Convertible redeemable preferred stock	4,610,000
1997 Stock Option Plan	3,629,662
Warrant agreements	2,136,988

10,376,650

In November 2000, the Company issued 376,865 shares of common stock and issued warrants to purchase 188,424 shares of common stock to a group of private investors, which included a director of the Company, for consideration of $1.2 million, net of issuance costs. Of these warrants, 38,458 were exercised in July 2001, 7,690 expired on August 8, 2001 and 67,293 expired on November 5, 2001.

On July 20, 2001, an additional 337,439 warrants to purchase common stock were issued under the anti-dilution terms of the November 2000 private placement. In June and August 2002, 147,085 of these warrants were exercised.

Warrants to Purchase Common Stock

At September 30, 2003, the Company had the following warrants outstanding:

•	Warrants to purchase 74,983 shares of common stock issued in the November 2000 private placement with an exercise price of $1.00 per share. The warrants expire on November 14, 2003.

•	Warrants to purchase 190,354 shares of common stock issued under the anti-dilution terms of the November 2000 private placement with an exercise price of $0.01 per share. The warrants expire on July 20, 2004.

•	Warrants to purchase 1,753,500 and 118,151 shares of common stock at an exercise price of $1.00 were issued in connection with the July 2001 private placement to the placement agent and an investment fund, respectively. The warrant to purchase 1,753,500 shares of common stock expires in July 2008 and the warrant to purchase 118,151 shares of common stock expires in May 2008. In connection with the private placement, the Company also agreed that if it issues additional equity instruments at a price per share less than $1.00, then the price and number of warrants shall be adjusted on a weighted-average basis.

1997 Stock Option Plan

In January 1997, the Company adopted the 1997 Stock Plan (the Plan), which provides for the granting of stock options to employees, officers, consultants, and directors of the Company. Stock options are granted at fair market value on the date of grant with terms of up to ten years. Under the Plan, a total of 3,629,662 shares of the Company’s common stock are reserved for issuance. Under the terms of these option grants, the options commence vesting upon the first anniversary of the date of employment and continue to vest ratably over the remainder of the four-year vesting period. Certain grants of options

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Notes to Financial Statements (continued)

to employees after the initial grant of options to employees vest over three years. The following table summarizes stock option activity:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Price
Balance at September 30, 2001	765,940	1,613,722	$3.018
Authorized	750,000	—
Granted	(670,834)	670,834	$0.341
Cancelled	132,501	(132,501)	$2.207

Balance at September 30, 2002	977,607	2,152,055	$2.184
Authorized	500,000	—
Granted	(1,200,000)	1,200,000	$0.250
Cancelled	67,604	(67,604)	$3.364

Balance at September 30, 2003	345,211	3,284,451	$1.453
Granted	(65,000)	65,000	$0.220
Cancelled	15,784	(15,784)	$4.239

Balance at December 31, 2003 (unaudited)	295,995	3,333,667	$1.416

The following table summarizes outstanding and exercisable options at September 30, 2003:

	Options Outstanding		Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted- Average Remaining Life in Years	Number of Options Exercisable	Weighted- Average Exercise Prices
$0.250	1,200,000	9.85	32,500	$0.250
$0.320 – $0.690	586,042	8.07	415,671	$0.331
$0.800 – $0.906	15,144	6.13	13,707	$0.894
$1.600 – $2.375	1,053,000	7.74	839,313	$1.602
$2.750 – $3.875	188,890	6.90	175,412	$3.084
$6.125 – $7.656	32,000	6.01	30,939	$6.823
$8.813	209,375	6.39	203,645	$8.813

	3,284,451	8.37	1,711,187	$2.366

Escrow Securities

In connection with the Company’s initial public offering in August 1997, holders, who held Founders stock or who acquired the Company’s common stock in prior private offerings, agreed to place 1,233,870 of their shares into escrow. The securities were to be released to the holders in the event specified levels of pretax income are achieved for the years ending through September 30, 2003, or if the Company is acquired by or merged into another entity in a transaction in which shareholders receive a specified consideration. Any securities remaining in escrow on December 31, 2003 will be forfeited, which securities will then be contributed to the Company’s capital.

In the event that the securities in escrow are released, the Securities and Exchange Commission has adopted the position that the release of the securities in escrow to officers, directors, employees, and consultants of the Company will be compensatory and, accordingly, will result in compensation expense for financial reporting purposes. The expense will equal the fair value of the securities in escrow on the date of release and will result in a material charge to operations. At September 30, 2003, the Company

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Notes to Financial Statements (continued)

had not attained any of the specified earnings or market price levels. Therefore, all escrowed securities are still being held in trust by the Company’s transfer agent. These shares were cancelled and extinguished as of December 31, 2003 based on the Company’s failure to achieve the financial milestones established when the shares were placed in escrow (unaudited).

9. Income Taxes

Due to operating losses, there is no provision for income taxes for 2003 or 2002. The expected statutory tax benefit of 34% is offset by the inability to recognize an income tax benefit from the net operating losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows:

Year Ended September 30, 2003
Deferred tax assets:
Net operating loss carryforwards	$6,700,000
Research credit carryforwards	596,000
Capitalized research and development	229,000
Other temporary differences	165,000

Total deferred tax assets	7,690,000
Valuation allowance	(7,690,000)

Net deferred tax assets	$—

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the net deferred tax asset has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $1,128,000 and $302,000 for fiscal years 2003 and 2002, respectively.

As of September 30, 2003, the Company had net operating loss carryforwards of approximately $18,000,000 and $5,000,000 for Federal and California tax purposes, which will expire in the years 2004 through 2023. As of September 30, 2003, the Company also had research and development tax credit carryforwards for federal and California tax purposes of approximately $382,000 and $264,000, respectively. The credits will expire in the years 2011 through 2023, if not utilized. Utilization of the net operating losses and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before full utilization.

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10. Industry Segment, Customer, and Geographic Information

The Company has one operating segment by which management evaluates performance. The Company sells its products within the United States primarily to long distance carriers, regional bell operating companies and local exchange carriers.

All of the Company’s long-lived assets are located in the United States.

11. Subsequent Events

In November 2003, the Company entered into a non-exclusive agreement with NCR Corporation (NCR) that allows the Company to offer certain product features on the Company’s Enterprise product that are covered under a patent held by NCR. The agreement requires the Company to pay NCR a quarterly royalty payment based on a percentage of the Company’s revenue on the Enterprise product or a minimum amount, whichever is greater. The agreement has a cap on the maximum royalty due over the life of the agreement subject to change in the event of a change in ownership of the Company. The Company may terminate the agreement if the product subject to the patent is no longer sold, subject to a termination penalty. The agreement expires when the patent expires.